UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Attached hereto and incorporated by reference herein are the following documents:

1.	The Registrant’s Notice of Annual General Meeting of Shareholders and Proxy Statement for its 2010 Annual General Meeting of Shareholders.

2.	A copy of the Proxy Card with respect to the Registrant’s 2010 Annual General Meeting of Shareholders.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

July 26, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual General Meeting of Shareholders of Orbotech Ltd. to be held at 10:00 a.m., Israel time, on Wednesday, September 1, 2010, at Orbotech’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Annual General Meeting of Shareholders. The Board of Directors is recommending that you vote “FOR” the election of all of the nominees to the Board of Directors, “FOR” the re-designation and election of one of the Company’s current directors as a member of a different class and “FOR” Items 3, 4, 5 and 6 specified on the enclosed form of proxy, and the Audit Committee of the Board of Directors is recommending that you vote “FOR” Item 2 specified on the enclosed form of proxy.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on July 23, 2010, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

Raanan Cohen

President and Chief Executive Officer

ORBOTECH LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Yavne, Israel

July 26, 2010

Notice is hereby given that the 2010 Annual General Meeting of Shareholders (the “2010 Annual General Meeting” or the “Meeting”) of Orbotech Ltd. (the “Company”) will be held on Wednesday, September 1, 2010, at 10:00 a.m., Israel time, at the Company’s offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, for the following purposes:

(1)	To elect three directors to the Board of Directors and to re-designate and elect one such director, who is currently a member of Class III, as a member of Class I;

(2)	To re-appoint the Company’s auditors for the fiscal year ending December 31, 2010, and until the next annual general meeting, and to authorize the Board of Directors to determine the remuneration of the auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors;

(3)	To ratify and approve the decision of the Remuneration Committee, the Audit Committee and the Board of Directors to adopt the Orbotech Ltd. 2010 Equity-Based Incentive Plan (the “2010 Plan”) and to authorize the Board of Directors to award restricted shares and/or restricted share units with respect to up to 1,000,000 Ordinary Shares of the Company under the 2010 Plan;

(4)	To ratify and approve the decisions of the Remuneration Committee, Audit Committee and the Board of Directors to amend the 2005 Directors Plan which provides for equity-based remuneration for certain directors of the Company;

(5)	To ratify and approve the decisions of the Remuneration Committee and the Board of Directors with respect to the approval and adoption of a one-time option exchange program;

(6)	To ratify and approve the decisions of the Audit Committee and the Board of Directors to increase the coverage with respect to directors’ and officers’ liability insurance;

(7)	To receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009; and

(8)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of trading on July 23, 2010, are entitled to notice of, and to vote at, the 2010 Annual General Meeting. All shareholders are cordially invited to attend the Meeting in person. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares of the Company conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Wednesday, September 8, 2010, at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting and provide the required information may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 62 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Company’s share register.

By Order of the Board of Directors

Yochai Richter Active Chairman of the Board of Directors	Raanan Cohen President and Chief Executive Officer

The Annual Report of the Company for the fiscal year ended December 31, 2009, including its consolidated financial statements, is enclosed but is not a part of the proxy solicitation material.

ORBOTECH LTD.

Sanhedrin Boulevard

North Industrial Zone

P.O. Box 215

Yavne 81101, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value per share (“Ordinary Shares”), of Orbotech Ltd. (“Orbotech” or the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s 2010 Annual General Meeting of Shareholders (the “2010 Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, September 1, 2010, at 10:00 a.m., Israel time, at Orbotech’s principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel.

It is proposed that at the 2010 Annual General Meeting the following resolutions be adopted: (a) three persons be elected to the Board of Directors and that one of such persons, who is currently a member of Class III, be re-designated and elected as a member of Class I; (b) the independent auditors of the Company be re-appointed for the fiscal year ending December 31, 2010, and until the next annual general meeting, and the Board of Directors be authorized to determine the remuneration of the auditors for the current fiscal year in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee of the Board of Directors (the “Audit Committee”); (c) the decisions of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”), the Audit Committee and the Board of Directors to adopt the 2010 Equity-Based Incentive Plan (the “2010 Plan”) and to authorize the Board of Directors to award restricted shares and/or restricted share units with respect to up to 1,000,000 Ordinary Shares under the 2010 Plan, be ratified and approved; (d) the decisions of the Remuneration Committee, the Audit Committee and the Board of Directors to amend the 2005 Directors Plan which provides for equity-based remuneration for certain directors of the Company (the “2005 Directors Plan”), be ratified and approved; (e) the decisions of the Remuneration Committee and the Board of Directors with respect to the approval and adoption of a one-time option exchange program, be ratified and approved; and (f) the decisions of the Audit Committee and of the Board of Directors to increase the coverage with respect to directors’ and officers’ liability insurance, be ratified and approved. At the Meeting the shareholders will also receive and consider the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009.

The affirmative vote of shareholders represented and voting at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the proposed resolutions.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters. Shares represented by executed and unrevoked proxies will be voted.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy or as provided in the preceding paragraph, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting (as specified below), will be voted in favor of all the matters to be presented to the

Meeting. In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on August 31, 2010, the last business day immediately preceding the date of the Meeting (and, in each case, not revoked prior to such time). Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

Proxies for use at the Meeting are being solicited by the Board of Directors. Only shareholders of record at the close of trading on July 23, 2010, will be entitled to notice of, and to vote at, the 2010 Annual General Meeting. Proxies are being mailed to shareholders on or about July 26, 2010, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile transmission, electronic mail or other personal contact. The Company will bear the costs of the solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

The Company had outstanding at the close of trading on July 23, 2010, 34,899,327 Ordinary Shares1, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two members present in person or by proxy, and holding or representing between them Ordinary Shares conferring in the aggregate more than 50% of the voting rights of the Company, shall constitute a quorum at the Meeting. If within one-half hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall be adjourned to Wednesday, September 8, 2010, at the same time and place. At any such adjourned Meeting any members present in person or by proxy shall constitute a quorum even if they hold or represent shares conferring 50% or less of the voting rights of the Company.

In determining whether there is a quorum for the Meeting and whether the required number of votes for the approval of any given proposal has been cast, a distinction is made between abstentions and broker non-votes. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority. Shares subject to broker non-votes are counted for purposes of determining whether there is a quorum for the Meeting but, with regard to the applicable proposal, are not counted as being present or as having been voted in respect thereof. Shares subject to abstentions are also not treated as having been voted in respect of the applicable proposal, but they are counted as being present for all purposes.

1	Does not include a total of 5,523,500 Ordinary Shares, 4,402,849 of which were subject to outstanding stock options (1,557,555 of which had vested), 303,061 of which were subject to outstanding and unvested restricted stock units (“RSU”s) and 817,590 of which remained available for future equity awards pursuant to the 2000 Plan, as described under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners and Management”.

Also does not include a total of 1,986,793 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of July 23, 2010 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by Directors and the Senior Management and Corporate Officers of the Company (the “Directors and Executives”) as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
— Artisan Partners Holdings LP (2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	3,995,240	11.45%

— Harris Associates L.P. (3) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	3,976,790	11.40%

— Dr. Jacob Richter (4) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,033,945	8.69%

— T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, Maryland 21202	2,500,784	7.17%

— FMR LLC (6) 82 Devonshire Street Boston, Massachusetts 02109	2,452,585	7.03%

— William Davidson TR (7) dated September 24, 2008, as amended 2300 Harmon Road Auburn Hills, Michigan 48326	2,213,952	6.34%

— Directors and Executives as a group (consisting of 16 persons) (8)	2,163,718	6.12%

(1)	The Company had outstanding, on July 23, 2010, 34,899,327 Ordinary Shares. This number does not include a total, as at that date, of 5,523,500 Ordinary Shares, 4,402,849 of which were subject to outstanding options (of which 1,557,555 had vested), 303,061 of which were subject to outstanding and unvested RSUs and 817,590 of which remained available for future equity awards pursuant to the 2000 Plan, comprised of:

(a)	4,744,335 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	3,926,745 Ordinary Shares were subject to options that had been granted (of which 1,168,184 had vested); and

(ii)	817,590 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan; and

(b)	779,165 Ordinary Shares collectively issuable pursuant to equity awards under the equity remuneration plans that had been adopted or assumed by Photon Dynamics, Inc. (“PDI”) prior to its acquisition by the Company on October 2, 2008 and which were assumed by the Company on that date, of which:

(i)	476,104 Ordinary Shares were subject to options (of which 389,371 had vested); and

(ii)	303,061 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include 1,986,793 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the United States Securities and Exchange Commission (the “SEC”).

(2)	As of December 31, 2009, based on a report filed with the SEC dated February 11, 2010. The report indicated shared dispositive power as to all 3,995,240 Ordinary Shares and shared voting power as to 3,652,340 of such Ordinary Shares by Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Investment Corporation (“Artisan Corp.”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene Murphy Ziegler, shared voting power as to 3,585,940 of such Ordinary Shares and shared dispositive power as to 3,928,840 of such Ordinary Shares by Artisan Partners Limited Partnership (“Artisan Partners”) and Artisan Investments GP LLC (“Artisan Investments”) and shared voting and dispositive power as to 2,635,500 of such Ordinary Shares by Artisan Funds, Inc. (“Artisan Funds”). Artisan Holdings and Artisan Partners are investment advisers registered under the Investment Advisers Act of 1940 (the “IAA”); Artisan Investments is the General Partner of Artisan Partners; Artisan Holdings is the sole limited partner of Artisan Partners; Artisan Corp. is the General Partner of Artisan Holdings; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the “ICA”).

(3)	As of December 31, 2009, based on a report filed with the SEC dated February 10, 2010. The report indicated sole voting and dispositive power as to all 3,976,790 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner.

(4)	As of July 20, 2009, based on a report filed with the SEC dated July 21, 2009. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter served as a member of the Board of Directors from October 27, 1992 to August 15, 1993, and from September 29, 1997 to February 11, 2009. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board of Directors, are brothers.

(5)	As of December 31, 2009, based on a report filed with the SEC dated February 12, 2010. The report indicated sole voting power as to 213,984 of such Ordinary Shares, and sole dispositive power as to all 2,500,784 Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such shares; however, it expressly disclaims that it is, in fact, the beneficial owner of such shares.

(6)

As of December 31, 2009, based on a report filed with the SEC dated February 12, 2010. The report indicated sole voting power as to 2,600 of such Ordinary Shares by FMR LLC and sole dispositive power as to all 2,452,585 Ordinary Shares by FMR LLC and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company (“Fidelity”), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(7)	As of May 28, 2009, based on a report filed with the SEC dated May 27, 2009. The report indicated sole voting and dispositive power as to all 2,213,952 Ordinary Shares by the William Davidson TR dated September 24, 2008, as amended (the “Trust”) and by Jonathan S. Aaron. As a co-trustee of the Trust, Mr. Aaron has sole dispositive and voting power with respect to securities held by the Trust.

(8)	Includes 460,166 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 225,750 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 1—Election of Directors

The Articles of Association of the Company (the “Articles”) provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members. All but three of the current nine directors are designated into one of the three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office.

At the Meeting, one of the Class III Directors currently in office, Mrs. Yehudit Bronicki, is a candidate for re-election for a term of approximately three years expiring at the Company’s annual general meeting to be held in 2013 and one nominee, Mr. Arie Weisberg, who, at a meeting of the Board of Directors on February 21, 2010, was appointed as a member of the Board of Directors with effect on and from April 1, 2010 and until the 2010 Annual General Meeting (but was not designated into any class), is also a candidate for election as a Class III Director for a term of approximately three years expiring at the Company’s annual general meeting to be held in 2013. In addition, it is proposed that one of the current Class III Directors, Mr. Haim Benyamini, whose present term is due to expire at the end of the 2010 Annual General Meeting, be re-designated and elected as a member of Class I for a term of approximately one year expiring at the Company’s annual general meeting to be held in 2011, and Mr. Benyamini has indicated his agreement to such re-designation. The Nominating Committee of the Board of Directors (the “Nominating Committee”) has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, the election of each of the proposed nominees for Class III Directors and the re-designation and election of Mr. Benyamini as a Class I Director.

Two of the Company’s current nine directors serve as external directors under the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”). Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or anyone to whom such person is directly or indirectly subordinate, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for additional three-year terms. If an external director is being re-elected for an additional term or terms beyond two three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise or special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval. Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director appointed in this manner would hold office until the end of the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors. An independent director is a director who meets the same non-affiliation criteria as an external director, as approved by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, public companies, such as the Company, may include in their articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors. External directors are counted as independent directors for these purposes. The Company has not included such a provision in its articles of association and believes that four of its current nine directors would qualify as independent directors under the Companies Law and seven of them would qualify as independent under the National Association of Securities Dealers Automated Quotation System Global Select Market (“Nasdaq”) independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

At the Meeting, one of the Class III Directors currently in office, Mrs. Yehudit Bronicki, is a candidate for re-election for a term of approximately three years expiring at the Company’s annual general meeting to be held in 2013 and one nominee, Mr. Arie Weisberg, who is currently a director of the Company but has not yet been designated into any class, is also a candidate for election as a Class III Director for a term of approximately three years expiring at the Company’s annual general meeting to be held in 2013. In addition, it is proposed that one of the current Class III Directors, Mr. Haim Benyamini, whose current term is due to expire at the end of the 2010 Annual General Meeting, be re-designated and elected as a member of Class I for a term of approximately one year expiring at the Company’s annual general meeting to be held in 2011, and Mr. Benyamini has indicated his agreement to such re-designation. The Nominating Committee and the Board of Directors have reviewed the qualifications of Yehudit Bronicki, Arie Weisberg and Haim Benyamini, and the Nominating Committee has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, the election of Yehudit Bronicki and Arie Weisberg as Class III Directors, as well as the re-designation and election of Haim Benyamini as a Class I Director.

It is intended that proxies (other than those directing the proxy holders to vote otherwise) will be voted for the election of Mrs. Bronicki and Mr. Weisberg as Class III Directors and for the re-designation and election of Mr. Benyamini as a Class I director. If these nominees are so elected and re-designated, the Board of Directors would be comprised of nine members, seven of whom would be designated into one of the three different classes. The remaining two directors would be the external directors. Each of the nominees will hold office until the expiration of their respective terms of appointment and until their respective successors shall have duly taken office unless the office is earlier vacated under any relevant provisions of the Articles or the Companies Law. In the event any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

Set forth below is information, as at July 23, 2010, concerning the directors of the Company and the nominees for directors.

Nominees for terms expiring in 2013

Class III Director whose current term expires at the 2010 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yehudit Bronicki (2)	Managing Director of Ormat Industries Ltd.	December 29, 1941	2000	(3)	23,384	(4)

Proposed additional Class III Director who is not currently designated to any class and whose current term expires at the 2010 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Arie Weisberg	Company Director and Consultant	October 19, 1950	2010	233,025	(4)

Nominee for term expiring in 2011

Class III Director whose current term expires at the 2010 Annual General Meeting and is proposed to be re-designated and elected as a member of Class I

Haim Benyamini (2)	Company Director	November 11, 1938	2009	7,422	(4)

Continuing directors

Class I Directors whose current terms expire at the 2011 Annual General Meeting

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Yochai Richter	Active Chairman of the Board of Directors of Orbotech	September 17, 1942	1992	1,349,089	3.63%

Eliezer Tokman (2)(5)	Chief Executive Officer of Siemens Israel Ltd.	May 13, 1950	2007	18,022		(4)

Class II Directors whose current terms expire at the annual general meeting in 2012

Name	Principal Occupation or Employment	Date of Birth	Director Since	Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Shimon
Ullman (2)(6)	Professor of Computer Science, Weizmann Institute of Science	January 28, 1948	1992	136,739		(4)

Dan Falk (2)(7)(8)	Company Director and Consultant	January 12, 1945	1997	31,384		(4)

Current External Directors

Name	Principal Occupation or Employment	Date of Birth	Director Since		Beneficial Ownership of Ordinary Shares(1)	Percentage of Ordinary Shares Outstanding(1)
Dr. Michael
Anghel (2)(9)	Company Director and Executive	January 13, 1939	2008	(10)	8,182		(4)

Mr. Gideon
Lahav (2)(11)	Company Director and Consultant	December 9, 1929	2009	(12)	8,182		(4)

(1)	The number and percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act. Includes:
(a)	151,600 Ordinary Shares (in the case of Mr. Weisberg), 80,834 Ordinary Shares (in the case of Mr. Richter), 16,702 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Dr. Ullman) 12,872

Ordinary Shares (in the case of Mr. Tokman), 10,602 shares (in the case of Dr. Anghel and 5,301 shares (in the case of Mr. Benyamini and Mr. Lahav), subject to vested but unexercised options; and
(b)	32,050 Ordinary Shares (in the case of Mr. Weisberg), 27,500 Ordinary Shares (in the case of Mr. Richter), 6,682 Ordinary Shares (in the case of Mrs. Bronicki, Mr. Falk and Dr. Ullman), 5,150 Ordinary Shares (in the case of Mr. Tokman), 5,002 Ordinary Shares (in the case of Dr. Anghel), 2,881 Ordinary Shares (in the case of Mr. Lahav) and 2,121 shares (in the case of Mr. Benyamini) issued as restricted shares, regardless of whether the applicable restrictions have lapsed.
(2)	‘Independent director’ as defined in the Nasdaq listing standards.
(3)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.
(4)	Less than 1%.
(5)	Member of the Remuneration Committee.
(6)	Member of the Nominating Committee.
(7)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee.
(8)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.
(9)	Member of the Audit Committee and the Remuneration Committee.
(10)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006.
(11)	Member of the Audit Committee and Nominating Committee.
(12)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006.

***********

Yochai Richter has been the Active Chairman of the Board of Directors since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot Systems Ltd. (“Orbot”) and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the acquisition by the Company, in 1992, of all of the outstanding shares of Orbot (the “Merger”). He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the boards of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. In addition, he serves as the chairman of the board of directors of Gravity Visual Effects Inc., a post-production media company, and as a director of the Strauss-Group Ltd., an international food and beverage company, Dan Hotels Corporation Ltd, an Israeli hotel chain and Evogene Ltd., a biotech company, all of which are Israeli companies. Dr. Anghel is currently chairman of the Center for Educational Technology, an Israeli, nonprofit organization, dedicated to the advancement of the education system in Israel and abroad. From 2004 to 2005 he served as the president and chief executive officer of Discount Capital Markets Ltd., the investment banking arm of Israel Discount Bank Ltd. (“IDB”). In 1999, he founded CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures, and served as its managing director from 1999 to 2004. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Haim Benyamini is a member of the board of directors of Gilat Satellite Networks Ltd., an Israeli Nasdaq-listed company which provides internet protocol based digital satellite communication and networking products and services. Mr. Benyamini served as the corporate vice president of human resources of Teva Pharmaceutical Industries Ltd. from 1988 until 2004 and as corporate vice president of human resources at Scitex Corporation Ltd. from 1982 to 1988. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982. Mr. Benyamini received his bachelor’s degree in social sciences from the Hebrew University in 1964 and his master’s degree in organizational behavior from the University of Chicago in 1980.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the boards of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and Chromagen ACS, an Israeli agricultural co-operative society, and is a member of the boards of directors of Plastopil Ltd., Amiad Filtration Systems Ltd. AVT Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd., The First International Bank of Israel Ltd. and Paz Oil Industries Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel Ltd. and on the boards of directors of a number of privately-held companies. From 2001 to 2002 he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001 was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998 Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Dr. Ullman was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg was President and Chief Operating Officer of the Company from May 2006 to June 2009. From November 2002 to May 2006 he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000 he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000 he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995 he was co-general manager of Orbotech S.A. and from July 1991 to January 1993 he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988 west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Alternate Directors

The Articles provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

Audit, Remuneration and Nominating Committees; Executive Sessions of Independent Directors

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted. Dr. Michael Anghel, Mr. Dan Falk and Mr. Gideon Lahav are the current members of the Audit Committee.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an ‘independent director’ in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Dr. Shimon Ullman are the current members of the Nominating Committee.

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

Certain Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board of Directors. For further information see Executive Remuneration—Remuneration of the Active Chairman of the Board of Directors.

In December 2008, in connection with the management and employee salary reductions undertaken at that time, each of the non-employee directors of the Company then in office voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli Consumer Price Index (the “Israeli CPI”), with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level subject, with respect to the external directors, to the stipulation that the remuneration of the external directors not fall below the minimum required under the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”). Mr. Benyamini and Mr. Lahav, who were elected as directors in June 2009, voluntarily accepted corresponding reductions in their cash remuneration from the time of their election. In February 2010, in connection with the restoration of management and employee salary reductions from April 1, 2010, each of the non-employee directors of the Company terminated their voluntarily reduction in remuneration, with effect on and from April 1, 2010. Accordingly their remuneration was, from that time, reinstated to the level as was in effect immediately prior to their voluntary reduction, adjusted to reflect changes in the Israeli CPI in the manner provided in the Regulations.

In 2009, each of the directors eligible to participate in the 2005 Directors Plan voluntarily accepted a limitation upon the amount of options and restricted shares that would be awarded to him or her in 2009 under the 2005 Directors Plan, such that each director would, in 2009, be granted equity awards in an amount calculated in accordance with the method prescribed in the 2005 Directors Plan, provided however, that no such director would be awarded an option to purchase more than 5,301 Ordinary Shares or be granted more than 2,121 restricted shares (which is equal to the awards that each eligible director received under the 2005 Directors Plan in 2008). As a result, each director eligible to participate in the 2005 Directors Plan was, in 2009, awarded an option to purchase 5,301 Ordinary Shares and granted 2,121 restricted shares.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and outstanding equity awards to directors, including awards made during 2009, see Executive Remuneration—Other Directors Remuneration. For information with respect certain proposed changes to 2005 Directors Plan, see Item 4.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company may, under certain circumstances, be eligible for increased severance pay.

Executive Remuneration

The following table sets forth, with respect to the Directors and Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2009:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for options and restricted shares
All Directors and Executives as a group (consisting of 20 persons, including four persons who are no longer Directors or Executives)	$3,320,783	$409,467	$1,833,236

Remuneration of the Active Chairman of the Board of Directors

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. No bonus was paid to Mr. Richter in respect of 2009. For so long as Mr. Richter continues to be an employee of the Company he will be ineligible to participate in the 2005 Directors Plan. In addition, as a continuing employee, Mr. Richter’s equity awards (which are described below under Equity Awards to Directors) continued to vest and became exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

At the Meeting, shareholders will be asked to ratify and approve certain amendments to 2005 Directors Plan, including expanding the definition of an eligible director under the 2005 Directors Plan to include directors who are employees of the Company (other than the Chief Executive Officer of the Company, if a director), as well as certain other amendments. If these amendments are approved by the shareholders, Mr. Richter would become eligible to participate in the 2005 Directors Plan and would, commencing from the 2010 Annual General Meeting and for as long as he remains the Chairman of the Board of Directors (the “Chairman”), receive annual equity-based remuneration with an aggregate value not exceeding $43,750, subject to certain proposed limitations on annual equity awards that may be made to directors under the 2005 Directors Plan, without the need for further shareholder approval. For a discussion of the proposed amendments to the 2005 Directors Plan, see Item 4.

Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company, on and from September 18, 2008, each of the external directors and each of those members of the Board of Directors who is not, or will in the future cease to be, an employee of the Company, is remunerated as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and

(ii) participation compensation to each such director of NIS 2,500 plus VAT per meeting. In addition, the Audit Committee, the Board of Directors and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the Regulations (as of July 23, 2010, the above amounts stood adjusted to NIS 67,166 (currently approximately $17,333) and NIS 2,583 (currently approximately $666) respectively, based on a representative exchange rate of NIS 3.875 = $1.00 as published by the Bank of Israel on June 30, 2010); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations.

On July 14, 2005, the shareholders of the Company approved the 2005 Directors Plan. Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the annual payment and participation compensation, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. All equity awards under the 2005 Directors Plan are currently granted as part of, and out of shares available for grant under, the 2000 Plan. Equity awards under the 2005 Directors Plan are apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option, and vest in full on May 31 of the calendar year following the year in which they are made. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or restricted shares unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

At the Meeting shareholders will be asked to ratify and approve certain amendments to 2005 Directors Plan. See Item 4.

The shareholders of the Company previously resolved, with respect to external directors, that in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, as such term is defined in the Regulations, or grants additional options to purchase Ordinary Shares to ‘other directors’, each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional options to purchase such number of additional Ordinary Shares as is equal to the average number of additional Ordinary Shares subject to the options being granted to such ‘other directors’ and on substantially similar terms, as applicable.

In addition, the shareholders of the Company have in the past resolved to ratify and approve the purchase of insurance coverage in respect of the liability of its office holders (including directors); to indemnify all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time; and to exempt and release to the maximum extent permitted by law all directors of the Company currently in office, and any additional or other directors as may be appointed from time to time, from and against all liability for monetary or other damages due to, or arising from, a breach of their duty of care to the Company, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

At the Meeting shareholders will be asked to ratify and approve the decisions of the Audit Committee and the Board of Directors to increase the coverage with respect to directors’ and officers’ liability insurance. See Item 6.

Any new director who is elected at the Meeting, as well as any current directors who are re-elected, would be remunerated in the manner and would benefit from the insurance, indemnification, release and exemption discussed above.

Equity Awards to Directors

The following table sets forth information, as of July 23, 2010, concerning all outstanding option awards to persons who currently serve as directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-26-2005	23.01	27,500	27,500	0	Sep-25-2012
	Sep-18-2008	9.89	60,000	40,000	20,000	Sep-17-2015
	Jun-23-2009	7.21	40,000	13,334	26,666	Jun-22-2016

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Haim Benyamini	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Yehudit Bronicki	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Dan Falk	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Gideon Lahav	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Shimon Ullman	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016

Arie Weisberg	Sep-26-2005	24.27	13,750	13,750	0	Sep-25-2012
	Aug-10-2006	22.44	28,100	28,100	0	Aug-9-2013
	Aug-8-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016

All such awards are subject to the terms of the 2000 Plan and (other than awards made to the Active Chairman of the Board of Directors and to Mr. Weisberg) were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration. On July 16, 2010, the closing price of the Ordinary Shares as reported by Nasdaq was $10.87.

During 2009: (i) no options to purchase Ordinary Shares were exercised by any directors of the Company; and (ii) options to purchase a total of 11,401 Ordinary Shares, with a weighted average exercise price of $16.70 per Ordinary Share, and 2,121 restricted shares, held by a former director were forfeited. In addition, during 2009 a total of 23,635 restricted shares held by persons who were then directors (all of which were granted during 2005 or 2008) vested. During the period from January 1, 2010 to July 23, 2010: (i) no options to purchase Ordinary Shares were exercised by any directors of the Company; and (ii) options to purchase a total of 7,692 Ordinary Shares, with a weighted average exercise price of $23.18 per Ordinary Share, held by three former directors were forfeited. In addition, during this period, a total of 21,514 restricted shares held by directors (all of which were granted during 2008 or 2009) vested.

As a result of an amendment to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate, which is currently 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. There are no longer any outstanding options that were awarded prior to January 1, 2003. Pursuant to shareholder approval, each of the equity awards to directors specified in the table above, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan (whether as part of the 2005 Directors Plan or otherwise), will benefit from the above-described capital gains tax treatment.

Equity-Based Remuneration Plans

The Company presently administers the 2000 Plan, which was adopted with shareholder approval, as well as a number of equity remuneration plans administered by PDI prior to its acquisition by the Company on October 2, 2008 and assumed by the Company as part of the PDI Acquisition (the “PDI Equity Remuneration Plans”). These plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plans) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years (the “Standard Vesting”). Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (for example, dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

Options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date, and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

(a) The 2000 Plan

On June 21, 2000, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company’s subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed to enable the Company to grant options and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as ‘incentive stock options’ within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time; (iv) as options to U.S. taxpayers which would not qualify as ‘incentive stock options’; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares (provided that the aggregate number of restricted shares awarded (net of forfeitures, as described in the 2000 Plan) may not exceed 400,000). The 2000 Plan will terminate on June 4, 2015 (except as to awards outstanding on that date).

During 2009, under the 2000 Plan: (i) options to purchase a total of 1,084,307 and 674,128 Ordinary Shares (having respective weighted exercise prices of $7.81 and $18.27 per share) were awarded and cancelled, respectively, and no options were exercised; and (ii) a total of 64,347 restricted shares were granted and 2,121 restricted shares were forfeited. As of July 23, 2010, under the 2000 Plan: (i) options to purchase a total of 3,926,745 Ordinary Shares, expiring on various dates between July 30, 2010 and May 12, 2017 and having a weighted average remaining life of 4.74 years and a weighted average exercise price of $12.58 per share, were outstanding (of which 1,168,184 with a weighted average remaining life of 3.40 years and a weighted average exercise price of $19.88 per share had vested); (ii) 817,590 Ordinary Shares remained available for future equity awards (including up to 30,150 restricted shares); and (iii) a total of 29,897 restricted shares had been forfeited.

At the Meeting shareholders will be asked to ratify and approve the adoption of the 2010 Plan and to authorize the Board of Directors to award restricted shares and/or restricted share units with respect to up to 1,000,000 Ordinary Shares of the Company under the 2010 Plan. See Item 3.

(b) The PDI Equity Remuneration Plans

During 2009, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 217,507 and 798,921 Ordinary Shares (having respective weighted exercise prices of $6.47 and $12.11 per share) were exercised and cancelled, respectively; and (ii) RSUs with respect to an aggregate of 372,952 and 61,934 Ordinary Shares vested and were cancelled, respectively. As of July 23, 2010, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 476,104 Ordinary Shares, expiring on various dates between September 20, 2010 and November 10, 2015 and having a weighted average remaining life of 3.19 years and a weighted average exercise price of $8.78 per share, were outstanding (of which 389,371 with a weighted average remaining life of 3.11 years and a weighted average exercise price of $9.41 per share had vested); (ii) RSUs with respect to a total of 303,061 Ordinary Shares were outstanding.

Certain Information Concerning Equity Awards to Directors and Executives

The following table sets forth for all Directors and Executives as a group, including all persons who were at any time during the period indicated Directors or Executives, certain information concerning: (i) equity awards granted by the Company between January 1, 2009 and December 31, 2009; (ii) options which were exercised and paid, and restricted shares which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2009.

Equity Awards Granted:
• Number of Ordinary Shares subject to options	350,607
• Weighted average option exercise price per Ordinary Share	$6.06
• Year of expiration of options	2016
• Number of restricted shares	43,347
Options Exercised/Paid; Restricted Shares Vested:
• Number of Ordinary Shares subject to options	0
• Weighted average option exercise price per Ordinary Share	N/A
• Restricted shares vested	62,772
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	141,151
• Weighted average option exercise price per Ordinary Share	$16.83
• Number of restricted shares	2,121
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,047,337
• Weighted average option exercise price per Ordinary Share	$11.94
• Weighted average remaining option life (years)	5.02
• Number of restricted shares	240,353

In 2009, in light of the global economic recession and financial conditions and the Company’s restructuring plan announced in November 2008 when, among other things, corporate management salaries were reduced by 15% and other employee salaries by lesser amounts, members of management were granted equity awards in addition to the regular annual awards historically made in August. The Company will in the future consider making grants of equity awards from time to time as part of retaining and providing incentives to management and certain other employees taking into account economic and other conditions.

It is proposed that at the 2010 Annual General Meeting the following resolutions be adopted:

“RESOLVED that:

(a)	The Class III Director, Yehudit Bronicki, be, and she hereby is, re-elected for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2013 and when her successor has been duly elected;

(b)	Arie Weisberg be, and he hereby is, elected as a Class III Director for a term of approximately three years expiring at the end of the annual general meeting of shareholders to be held in 2013 and when his successor has been duly elected;

(c)	The Class III Director, Haim Benyamini, be, and he hereby is, re-designated and elected as a Class I Director for a term of approximately one year expiring at the end of the annual general meeting of shareholders to be held in 2011 and when his successor has been duly elected.”

Each of the three resolutions above will be voted upon separately at the Meeting.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

Item 2—Approval of Re-appointment of Auditors

At the 2010 Annual General Meeting, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited (“PwC”), will be nominated for re-appointment as auditors of the Company for the fiscal year ending December 31, 2010, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act, the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. The Audit Committee has reviewed, and is satisfied with, the performance of Kesselman & Kesselman, and has approved their re-appointment as external auditors. Approval of that appointment, as well as authorization of the Board of Directors to determine the compensation of the external auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of approval of the Company’s annual financial statements for the preceding fiscal year or at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2009 were reported to, and such services and the services proposed to be provided by them during 2010 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
Audit fees (1)	$831,000	$911,000
Audit related fees (2)	300,000	370,000
Tax fees (3)	216,000	111,000

Total	$1,347,000	$1,392,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Kesselman & Kesselman has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of Kesselman & Kesselman. A representative of Kesselman & Kesselman will be present at the Meeting, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

It is proposed that at the 2010 Annual General Meeting the following resolution be adopted:

“RESOLVED, that the Company’s auditors, Kesselman & Kesselman, independent registered public accountants in Israel and a member firm of PricewaterhouseCoopers International Limited, be, and they hereby are, re-appointed as auditors of the Company for the fiscal year ending December 31, 2010, and until the Company’s next annual general meeting, and that the Board of Directors of Orbotech Ltd. be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

The Audit Committee recommends a vote FOR approval of the proposed resolution.

Item 3—Ratification and Approval of the Adoption of the Orbotech Ltd. 2010 Equity-Based Incentive Plan (the “2010 Plan”)

Background

The Company presently grants options and restricted shares pursuant to the 2000 Plan, which is designated for employees, officers, directors and/or consultants of the Company, related companies and foreign subsidiaries and will expire on June 4, 2015.

As at July 23, 2010 an aggregate of 817,590 Ordinary Shares not subject to outstanding options were available for award under the 2000 Plan. For additional information concerning the 2000 Plan, see Item 1—Election of Directors—Equity-Based Remuneration Plans.

As part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices the Board of Directors has, subject to shareholder approval, resolved to adopt the 2010 Plan, and shareholders are being asked at the Meeting to ratify and approve the adoption of the 2010 Plan (in the form attached to this proxy statement as Exhibit A), including reserving 1,000,000 Ordinary Shares for purposes of the 2010 Plan.

The general purpose and intent of the 2010 Plan will be to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and related companies by providing them with equity-based incentives.

Principal Distinguishing Features from the 2000 Plan

The terms of the 2010 Plan are, in substance, essentially similar to the 2000 Plan. See “Item 1—Election of Directors—Equity-Based Remuneration Plans—The 2000 Plan” above. However, the 2010 Plan contains certain features which are not present, and omits certain features which are present, in the 2000 Plan, as follows:

•

The 2010 Plan provides for the grant of restricted share units, which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with the terms and conditions specified in the 2010 Plan and in the applicable agreement.

•	The 2010 Plan provides only for the awarding of restricted shares and restricted share units and does not provide for the awarding of options to purchase Ordinary Shares.

•

The 2010 Plan introduces performance-based awards to the Company’s equity program. The 2010 Plan provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan would be subject to performance-based criteria to be established by the Board of Directors (but which shall be linked to the Company’s profitability), which would also be responsible to determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given participant. Equity awards made to directors of the Company pursuant to the 2005 Directors Plan would not be subject to performance-based criteria.

•

The 2010 Plan provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan. However, the 2010 Plan also provides that Ordinary Shares not delivered pursuant to performance-based restricted shares or performance-based restricted share units which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan. The 2010 Plan also provides that Ordinary Shares, if any, withheld or surrendered in payment of taxes relating to an award, will also not again be available for purposes of the 2010 Plan.

•

Like the 2000 Plan, the 2010 Plan provides that if the employment or services of a grantee of restricted shares or restricted share units with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the restricted shares and restricted share units held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise).

•

The 2010 Plan expands the list of entities whose employees, officers, directors and/or consultants will be eligible to receive awards, to the following: (i) the Company and/or (ii) companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest.

It is the intention of the Company to continue to offer options to purchase Ordinary Shares and restricted shares to eligible grantees under the 2000 Plan until the available pool of shares under that plan has been exhausted, and to offer restricted shares and restricted share units to eligible grantees under the 2010 Plan, as part of its ongoing efforts to attract and maintain highly skilled technical, scientific and other professional employees, in light of the strong competition for the services of such employees faced from other companies both within and outside Israel. The Company believes that the proposed allocation of 1,000,000 Ordinary Shares under the 2010 Plan should be sufficient for awards of restricted shares and restricted share units at least through the date of the Company’s 2014 Annual General Meeting of Shareholders.

Shares Available under the 2010 Plan; Projected Dilution

If approved by shareholders, 1,000,000 Ordinary Shares would be available under the 2010 Plan.

On July 23, 2010, the Company had outstanding 34,899,327 Ordinary Shares and 4,402,849 Ordinary Shares were subject to outstanding options, 303,061 Ordinary Shares were subject to outstanding and unvested RSUs and 817,590 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan. Based on the above, Orbotech’s ‘simple’ dilution as at July 23, 2010 (calculated by dividing: (i) the total number of Ordinary Shares subject to outstanding options and RSUs plus the total number of Ordinary Shares available for future equity awards by (ii) the total number of Ordinary Shares outstanding) was 15.8%.

Assuming shareholder approval of the 2010 Plan and of the Exchange Program (discussed in item 5 below) and that, in the period between 2010 and 2014: (i) all 1,000,000 Ordinary Shares to be reserved under the 2010 Plan are issued as restricted shares; (ii) the Exchange Program is implemented in respect of all Eligible Options subject thereto; (iii) all presently outstanding RSUs vest and are settled as Ordinary Shares; and (iv) the exercise in full of all outstanding options with exercise prices of less than $10.00 per Ordinary Share (comprised, on July 23, 2010, of options to purchase an aggregate of 1,751,918 Ordinary Shares, all of which will be fully vested by 2014) and only those options, the Company’s simple dilution in 2014 would be 8.1%.

Implementation of the 2010 Plan

In implementing the 2010 Plan, the Company will continue to evaluate the impact that Accounting Standards Codification 718, ‘Compensation—Stock Compensation’, promulgated by the Financial Accounting Standards Board of the United States (formerly known as FAS 123(R)) (“ASC 718”), will have on its results of operations with respect to future equity awards. Pursuant to this Codification, the Company is required to account for equity awards using the grant-date fair value method over the period during which the recipient is required to provide service in exchange for the award. Accordingly, the cost of all such awards by the Company is recorded as compensation expense in the consolidated statements of operations.

The effect on the consolidated statements of operations will depend on a variety of factors including the market price of the Ordinary Shares at the time of future equity awards, the level and type of such awards and their terms, and valuation considerations such as expected life of the award, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates. The Company is not able to estimate the additional compensation expense from future equity awards but will carefully examine this expense and its relation to profitability when making such awards.

The 2010 Plan does not contain any specific limitations on the number of restricted shares or restricted share units that may be awarded in any particular year. However, the 2010 Plan provides that an aggregate of 250,000 or more Ordinary Shares subject to the 2010 Plan must be designated as performance-based restricted shares and performance-based restricted share units. The Company currently expects that it should not be necessary to request shareholder approval of additional Ordinary Shares for the 2010 Plan before the Annual General Meeting of Shareholders in 2014 at the earliest.

The Remuneration Committee, the Audit Committee and the Board of Directors have elected, pursuant to Section 102 of the Tax Ordinance (including in respect of awards to directors whether or not officers of the Company), the capital gains route for taxation of awards to be granted under the 2010 Plan and are recommending to shareholders to approve such election. Pursuant to this election, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the vesting of restricted share units granted to them through a trustee under Section 102 of the Tax Ordinance, will generally be subject to a flat capital gains tax rate, which is currently 25%, although these gains may also include a salary income component, which component will be taxed as ordinary salary income. As a result of this election under Section 102, the Company will not be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

The salary income component of an equity award consists of the excess, if any, of the average price of the Ordinary Shares during the 30-day period immediately prior to the grant date over the exercise price of options awarded or the purchase price of restricted shares or restricted share units granted (as the case may be). Because options under the 2000 Plan are awarded at the market price of the Ordinary Shares on the grant date, the salary income component of options has historically been relatively small. By contrast, because restricted shares have been, and restricted shares and restricted share units are expected to be, issued at substantially below the market price of the Ordinary Shares and for nominal consideration only, the salary income component of restricted shares or restricted share units, and the corresponding expense which the Company will be allowed to claim for tax purposes in Israel, is and will be significantly higher than in the case of options.

General Provisions of the 2010 Plan

The following is a summary of some of the main features of the 2010 Plan, presented assuming its approval by the shareholders. It is qualified by reference to the full text, which is attached to this proxy statement as Exhibit A.

Purpose and Scope of Plan; Types of Awards; Eligibility

The general purpose and intent of the 2010 Plan is to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and related companies (as defined in the 2010 Plan) by providing them with equity-based incentives. The 2010 Plan provides for the granting of restricted shares and restricted share units and is designed to allow for grants within or outside the context of Section 102 of the Tax Ordinance. Awards under Section 102 may only be made to persons who are employees (as such term is defined for purposes of Section 102, which currently includes officers and directors) of the Company or any related company (as defined in the 2010 Plan) incorporated in Israel.

Administration

The 2010 Plan is administered by the Board of Directors. Subject to applicable law and to the extent that the Board of Directors may decide to do so, its authority may be delegated to a committee, such as the Remuneration Committee, which is currently comprised of three directors, all of whom are ‘independent’ in accordance with the Nasdaq listing standards. Subject to the terms of the 2010 Plan, the Board of Directors (or any such committee) has the general authority: to interpret the 2010 Plan; to designate the types of grants to be made, the individuals to whom, and the time or times at which, awards shall be granted, the number of shares to be subject to each award, the purchase price (if any) of restricted shares or restricted share units, whether grants shall be made through a trustee or otherwise, whether an award shall be granted pursuant to Section 102 of the Tax Ordinance or otherwise and whether, to what extent and under what circumstances restricted shares should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions. The Board of Directors may also modify outstanding awards to comply with or satisfy local laws and regulations, to avoid costly governmental filings, or to implement administrative changes to the 2010 Plan that it deems necessary or advisable for compliance with laws.

Purchase Price and Vesting

It is anticipated that restricted shares and restricted share units will be issued at substantially below market price and for nominal consideration only, if any. Unless otherwise approved by the Board of Directors (or the shareholders, when their approval is required): (i) restricted shares and restricted share units will vest in accordance with the Standard Vesting (as described above); and (ii) restricted shares and restricted share units will generally expire or be forfeited in connection with the grantee ceasing to be a director, officer, employee or consultant of the Company or any of its related companies (as the case may be). However, the Standard Vesting does not apply to restricted shares awarded to directors of the Company in accordance with the 2005 Directors Plan. In addition, the Board of Directors may determine that the lapse of the restrictions and forfeiture conditions with respect to restricted shares and restricted share units and their vesting may be subject, wholly or partially, to the attainment of performance goals approved by the Board of Directors for a performance period specified by the Board of Directors.

Rights as Shareholders; Dividends

Restricted share unit holders generally have none of the rights of a shareholder with respect to the Ordinary Shares subject to restricted share units until such shares are transferred to the holder following the vesting of the restricted share units. However, at the discretion of the Board, dividend equivalents with respect to unvested restricted share units may be withheld by the Company subject to vesting or credited as additional restricted share units that will vest and be settled concurrently with the underlying restricted share units.

Restricted shares confer upon the holders thereof the rights of a shareholder of the Company with respect to the restricted shares, subject to the provisions of the 2010 Plan and any restrictions and conditions as the Board of Directors may include in the applicable restricted share agreement. Ordinary Shares, once issued in settlement of restricted share units, and restricted shares, shall participate equally with the Company’s other Ordinary Shares in cash dividends. However, dividends on any restricted shares that have not vested may be paid, withheld by the Company subject to vesting or credited as additional restricted shares that will vest concurrently with the underlying restricted shares, all as determined by the Board of Directors. If Ordinary Shares issued upon the vesting of restricted share units, or restricted shares, are registered in the name of a trustee or deposited with a custodian, only the trustee or custodian shall be entitled to exercise rights as a shareholder vis-à-vis the Company, including the right to receive notices of and participate in shareholders’ meetings and vote such shares thereat. The trustee or custodian shall vote such shares in accordance with the instructions of the grantees on whose behalf they are held and, in the absence of such instructions, at the discretion of the trustee or custodian in the best interests of the Company.

Nontransferability of Equity Awards

Restricted share units are personal and generally may not be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law. Restricted shares are personal and generally may not, prior to the lapse of the specified restrictions (including, in the case of grants through a trustee pursuant to Section 102 of the Tax Ordinance, the statutory lock-up period) be sold, transferred or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except under the laws of inheritance (and then only to the extent that they had vested on the date of death of the grantee). No power of attorney or deed of transfer, whether having immediate or future effect, may be given with respect to restricted share units or restricted shares on which the restrictions have not yet lapsed; and restricted share units may, during the lifetime of the grantee, vest only in favor of (as the case may be), the designated grantee (or, if granted to a trustee, by or in favor of the trustee on the designated grantee’s behalf).

Changes in Capitalization, Significant Events

In the event of changes in the outstanding share capital of the Company, such as by reason of any stock dividend (bonus shares), stock split, recapitalization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, the Board of Directors shall take such action as it deems appropriate for the adjustment of the number and class of shares subject to each unexercised or unvested award and in the purchase prices of each such award, as well as for the adjustment of the aggregate number and class of shares available under the 2010 Plan and the other maximum figures/limitations set forth in the 2010 Plan. In the event of certain “change in control” events, such as a consolidation or merger, any sale, lease, exchange or other transfer of all or substantially all the assets or shares of the Company, or the adoption of any plan for the liquidation or dissolution of the Company, the Board may, but shall not be obligated to: (A) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an award; (B) cancel all or any portion of an award for fair value (as determined in the sole discretion of the Board), which may equal the value of the consideration to be paid in the significant event transaction to holders of the same number of Ordinary Shares subject to awards (or, if no consideration is paid in any such transaction, the market price of the Ordinary Shares subject to such awards) less, in the case of awards subject to payment of a purchase price, the applicable aggregate purchase price of such awards; or (C) provide for the issuance of substitute awards with respect to acquiror stock that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by the Board of Directors in its sole discretion.

Term of Plan; Amendments to the Plan

The 2010 Plan shall expire on July 14, 2020 (except as to awards outstanding on that date), and may be terminated, modified, amended or extended by the shareholders of the Company. The Board of Directors may at any time terminate, modify or amend the 2010 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without approval by the holders of a majority of the outstanding shares of voting stock of the Company present and voting at a duly held meeting at which a quorum is present: (a) except for adjustments in connection with changes in capitalization or other significant events described in Section 14 of the 2010 Plan: (i) increase the maximum number of Ordinary Shares as to which awards may be granted under the 2010 Plan; or (ii) decrease, for purposes of the 2010 Plan, the minimum number of awards which must be subject to performance-based criteria; (b) change the class of persons eligible to receive awards; (c) expand the types of awards issuable under the 2010 Plan; (d) extend the term of the 2010 Plan; or (e) adopt any other amendments to the 2010 Plan that are considered material under the rules of Nasdaq or that are required to be approved by shareholders pursuant to the rules of any stock exchange on which the Ordinary Shares are listed or by applicable law.

Other than in certain circumstances specified in the 2010 Plan, no termination, modification or amendment of the 2010 Plan may, without the consent of the grantee to whom any award shall theretofore have been granted, adversely affect the rights of such grantee under such award.

Taxation Issues

For a discussion of the Company’s tax election under Section 102 of the Tax Ordinance, see ‘Implementation of the 2010 Plan’ above.

Each participant shall generally be liable for all taxes, duties, fines and other payments which may be imposed, whether imposed upon the participant, the Company, any related company, the trustee and/or any custodian, under applicable law, rule or regulation (including, but not limited to, income tax, social security payments and health tax) with respect to an award granted under the 2010 Plan or any other benefit in respect thereof (including, but not limited to, taxes, duties, fines and other payments imposed under applicable law on the grant, vesting or settlement of an award, the issuance of Ordinary Shares with respect to an award, the registration of Ordinary Shares in the participant’s name, dividends paid on Ordinary Shares issued with respect to an award, dividend equivalents granted with respect to an award or the sale of Ordinary Shares issued with respect to an award.

Governing Law

The 2010 Plan and all instruments under it will be governed by and interpreted in accordance with the internal laws of the State of Israel without reference to the principles of conflict of laws thereof.

Miscellaneous

Under Israeli law the award of restricted shares or restricted share units to directors of the Company (which would include the Chief Executive Officer of the Company, if a director) under the 2010 Plan would require specific shareholder approval for each grant, in addition to approval of the 2010 Plan as a whole. The need for specific approval of each grant does not apply, however, to restricted shares or restricted share units awarded automatically to directors in accordance with the 2005 Directors Plan.

No loans to directors or executive officers of the Company will be permitted in connection with the 2010 Plan that would contravene the provisions of Section 402 of the Sarbanes Oxley Act, which generally makes it unlawful for the Company, directly or indirectly, to extend or maintain credit in the form of a personal loan to or for any of its directors or executive officers.

It is proposed that at the 2010 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Remuneration Committee, the Audit Committee and the Board of Directors pertaining to:

(a)	the adoption of the Orbotech Ltd. “2010 Equity-Based Incentive Plan” in the form set forth in Exhibit A to the Orbotech Ltd. Proxy Statement for its 2010 Annual General Meeting of Shareholders, including authorizing the Board of Directors to award restricted shares and restricted share units with respect to up to 1,000,000 Ordinary Shares of the Company under the 2010 Plan; and

(b)	the Company’s election of capital gains tax treatment under Israeli tax laws in respect of restricted shares and/or restricted share units awarded by the Company through a trustee under the 2010 Plan, including to directors (whether or not they serve as officers of the Company).”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4—Ratification and Approval of the Amendment of the Equity Remuneration Plan for Certain Directors of the Company                  (the “2005 Directors Plan”)

As discussed above, the Company is subject to the provisions of the Companies Law, under which the payment of compensation to directors of the Company, including the payment of salaries and benefits to officers of the Company who also serve as directors, requires shareholder approval. On July 14, 2005, the shareholders of the Company approved the 2005 Directors Plan. For a discussion of the 2005 Directors Plan, see “Item 1—Executive Remuneration—Other Directors Remuneration” above.

In view of the limited amount of Ordinary Shares currently remaining available for future awards under the 2000 Plan, the proposed adoption of the 2010 Plan and the value placed upon the role of the Chairman, the Remuneration Committee, the Audit Committee and the Board of Directors have resolved, and propose that the shareholders approve, to amend the 2005 Directors Plan.

In addition, because the number of Ordinary Shares subject to equity awards granted to directors is in part a function of the market price of the Ordinary Shares, in years when that market price is depressed, the number of restricted shares and Ordinary Shares subject to options awarded to directors increases. In 2009, for example, in light of the decrease in the market price of the Ordinary Shares at that time, the directors eligible to participate in the 2005 Directors Plan voluntarily accepted a limitation upon the amount of options and restricted shares that would be awarded to them in 2009 under the 2005 Directors Plan. As a result, each director eligible to participate in the 2005 Directors Plan was, in 2009, awarded an option to purchase 5,301 Ordinary Shares and granted 2,121 restricted shares (see Item 1—Election of Directors—Certain Transactions) even though the value of these awards was less than $35,000 per director. It is now proposed to introduce an additional annual limit on the value of the share-based remuneration to be awarded to directors, such that it would not, in any event, exceed the value of 3,000 restricted shares for each non-Chairman eligible director, or 3,750 Ordinary Shares for the Chairman (if an eligible director), as calculated in accordance with ASC 718.

Under these proposed amendments, the definition of an eligible director under the 2005 Directors Plan would be expanded to include directors who are employees of the Company (other than the Chief Executive Officer of the Company—assuming he or she serves as a director). Such directors were previously ineligible to participate in the 2005 Directors Plan. There would also be a limitation placed on the annual equity-based remuneration that may be awarded under the 2005 Directors Plan; namely, with respect to non-Chairman eligible directors, the lesser of $35,000 (the current level of their remuneration) and the value of 3,000 restricted shares; and, with respect to the Chairman (who would become eligible to participate in the 2005 Directors Plan), the lesser of $43,750 or the value of 3,750 restricted shares.

The value of 3,000 restricted shares calculated as described above would be less than $35,000 (and the value of 3,750 restricted shares would be less than $43,750) if the price of an Ordinary Shares is less than $11.67.

If approved (and assuming the 2010 Plan is adopted at the 2010 Annual General Meeting), these amendments would effectively mean that: (i) directors who are employees of the Company (other than the Chief Executive Officer of the Company, if a director) would be eligible to participate in the 2005 Directors Plan; (ii) the value of equity awards that could be granted in any given year would be equal to the lesser of $35,000 and the value of 3,000 restricted shares in the case of each non-Chairman eligible director, and the lesser of $43,750 and the value of 3,750 restricted shares in the case of the Chairman (if eligible); (iii) equity awards to directors under the 2005 Directors Plan would consist of options and restricted shares or restricted share units; (iv) such awards would be available to be made from the 2000 Plan (with respect to options and/or restricted shares) and from the 2010 Plan (with respect to restricted shares and/or restricted share units); and (v) such awards would continue to be granted to each eligible director at a ratio of 2.5 Ordinary Shares subject to an option to each restricted share (or restricted share unit), subject to the following paragraph.

Notwithstanding (v) above, if at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company equity remuneration plans to be awarded as options, but there are sufficient Ordinary Shares available under such plans for award as restricted shares or restricted share units, the numbers of restricted shares or restricted share units to be awarded to each eligible director at such annual general meeting will be increased so that the aggregate value of awards made to each eligible director at the time of each annual general meeting will remain as provided above. Similarly, if at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company equity remuneration plans to be awarded as restricted shares or restricted share units, but there are sufficient Ordinary Shares available under such plans for award as options, the number of Ordinary Shares subject to options to be awarded to each eligible director at such annual general meeting will be increased so that the aggregate value of awards made to each eligible director at the time of each annual general meeting will remain as provided above. Equity awards made to directors of the Company pursuant to the 2005 Directors Plan would not be subject to performance-based criteria.

Accordingly, if approved by the shareholders, at the 2010 Annual General Meeting, each eligible director (other than Chairman, Mr. Yochai Richter) would be remunerated under the 2005 Directors Plan by the award of an option to purchase Ordinary Shares and the grant of restricted shares (or restricted share units) with an aggregate value equal to the lesser of: (A) $35,000; and (B) the value of 3,000 restricted shares, calculated as of the date of the 2010 Annual General Meeting apportioned in the manner described above. Mr. Richter would be remunerated by the award of an option to purchase Ordinary Shares and the grant of restricted shares (or restricted share units) with an aggregate value equal to the lesser of: (A) $43,750; and (B) the value of 3,750 restricted shares, calculated as of the date of the 2010 Annual General Meeting apportioned in the manner described above.

Applying the Black-Scholes option-pricing model and—if approved by the shareholders—the annual limitation placed on the equity-based remuneration under the 2005 Directors Plan discussed above, and assuming: a market share price and exercise price of options of $10.87; a dividend yield of 0%; a risk-free interest rate of 1.5% per annum; an expected life of 4.5 years; and expected volatility of 40.2%, the Company estimates that equity awards to eligible directors under the 2005 Directors Plan in 2010 would consist of: an option to purchase approximately 3,984 Ordinary Shares and the grant of approximately 1,594 restricted shares (or restricted share units) to each non-Chairman eligible director (having a value of $32,610); and an option to purchase approximately 4,980 Ordinary Shares and the grant of approximately 1,992 restricted shares (or restricted share units) to the Chairman, Mr. Richter (having a value of $40,763). Nevertheless, because these assumptions may change at the date of grant, the actual numbers of shares to be subject to options and restricted shares may vary from these estimates.

The above summary of the proposed principal changes to the 2005 Directors Plan is qualified by reference to the full text of the 2005 Directors Plan (as amended), which is attached to this proxy statement as Exhibit B.

In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, eligible directors benefit from the capital gains tax treatment with respect to equity awards under the 2005 Directors Plan made from shares available under the 2000 Plan pursuant to Section 102 of the Tax Ordinance (discussed in Item 1—Election of Directors—Equity Remuneration Plans) unless and until such time as the Company changes its election. The Remuneration Committee, the Audit Committee and the Board of Directors have elected, pursuant to 102 of the Tax Ordinance, and are recommending to shareholders to approve the election of, the capital gains route for taxation of equity awards to eligible directors under the 2005 Directors Plan made from shares available under the 2010 Plan.

Accordingly, shareholders are being asked at the Meeting to ratify and approve the amendment of the 2005 Directors Plan (in the form attached to this proxy statement as Exhibit B) and to approve the tax election described above.

It is proposed that at the 2010 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the resolutions of the Remuneration Committee, the Audit Committee and the Board of Directors pertaining to:

(a)	the amendment of the equity remuneration plan for certain directors of the Company in the form set forth in Exhibit B to the Orbotech Ltd. Proxy Statement for its 2010 Annual General Meeting of Shareholders; and

(b)	the Company’s election of capital gains tax treatment under Israeli tax laws in respect of restricted shares and/or restricted share units awarded by the Company through a trustee under the 2005 Directors Plan from shares available under the 2010 Plan.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 5—Ratification and Approval of a One-Time Option Exchange Program

The Company is seeking shareholder approval for implementation of a one-time option exchange program (the “Exchange Program”). If effected, the Exchange Program will allow the cancellation of certain outstanding options (“Eligible Options”) issued under the 2000 Plan in the years 2005, 2006 and 2007 and held by eligible grantees in exchange for the grant of options to purchase a lesser number of Ordinary Shares (“New Options”) with an exercise price that would be equal to the fair market value (within the meaning of the 2000 Plan) of an Ordinary Share on the grant date of the New Option. The Directors and Executives, as well as certain additional members of the Company’s senior management, would not be eligible to participate in the Exchange Program.

The exchange ratio would be 5-to-1 for Eligible Options granted in 2005, 3-to-1 for Eligible Options granted in 2006 and 2-to-1 for Eligible Options granted in 2007, in each case rounded down to the nearest whole number to avoid the issuance of fractional Ordinary Shares. By way of illustration only, an Eligible Option to purchase 100 Ordinary Shares would, if granted in 2005, be exchangeable for a New Option to purchase 20 Ordinary Shares; if granted in 2006, for a New Option to purchase 33 Ordinary Shares; and if granted in 2007, for a New Option to purchase 50 Ordinary Shares. The compensation expense required to be recorded by the Company for financial accounting purposes in connection with the Exchange Program will depend upon the market price of the Ordinary Shares at the time of implementation of the Exchange Program and therefore cannot be determined at this time. However, assuming all Eligible Options are tendered in the Exchange Program and that the market price at the time the New Options are granted exceeds $9.00 per Ordinary Share, the Company estimates that the compensation expense which it would be required to record would not exceed $300,000. On July 16, 2010, the closing price of the Ordinary Shares as reported by Nasdaq was $10.87.

Only outstanding options that were granted in the years 2005, 2006 and 2007 and that have an exercise price that is greater than $20 per share (which exceeds the 52-week high price of the Ordinary Shares) would be eligible for exchange under the Exchange Program. This requirement is designed to ensure that only outstanding options that are significantly ‘underwater’ (meaning their respective exercise prices are greater than the Company’s current share price) would be eligible to participate in the Exchange Program. In addition to the Directors and Executives and certain additional members of the Company’s senior management who would not be eligible to participate in the Exchange Program, the Exchange Program would not be offered to retirees or other persons no longer associated with the Company or to grantees located in countries where the Company determines that it is either impractical or undesirable to offer the Exchange Program. As of July 23, 2010, 257 grantees, holding Eligible Options to purchase an aggregate of 612,050 Ordinary Shares, would be eligible to participate in the Exchange Program. Accordingly, applying the exchange ratios described above, New Options to purchase no more than an aggregate of 223,721 Ordinary Shares would be granted pursuant to the Exchange Program.

While eligible grantees may choose which Eligible Options to exchange, elections must be made on a grant-by-grant basis (i.e., eligible grantees may not exchange part of a given Eligible Option). Participation in the Exchange Program would be voluntary. Accordingly, the Company cannot predict how many eligible grantees would participate and, therefore, how many Eligible Options would be tendered or how many New Options would be granted.

Shareholder approval is required for this proposal under the terms of the 2000 Plan. If this proposal is approved by the shareholders, the Board of Directors, upon the recommendation of the Remuneration Committee, which is comprised entirely of independent directors (as defined in the Nasdaq listing standards), will determine whether and when to initiate the Exchange Program and any exchange offer made to implement the Exchange Program. However, the Exchange Program must be implemented no later than 12 months after approval by the shareholders. Any New Options would be granted pursuant to the 2000 Plan.

Rationale for Option Exchange

Like other companies in the electronics industry, the Company’s business has been adversely affected by the global financial and economic crises. The Company’s share price has experienced a significant decline during the last few years due in part to the weak economy as well as to the Company’s financial performance, which has reflected the adverse impact on the Company’s customers of the widespread lack of liquidity, the significant cuts in capital expenditures by electronics manufacturers who purchase the Company’s products and the high level of volatility in the stock market. The Company has taken a number of actions during the past two years designed to reinvigorate its business and improve its financial performance. In October 2008, the Company completed its acquisition of PDI, which augmented the FPD-related portion of the Company’s business. In addition, the Company took significant cost reduction steps during 2008 and in early 2009. As part of those cost efficiencies and to meet customer demand, the Company has begun to move a portion of its manufacturing activities to those countries where its customers are located, primarily in the Far East. Notwithstanding these cost-cutting and efficiency measures, the Company has maintained a policy of consistent, steady and judicious investments in research and development, which it believes will enable it to continue to serve its manufacturing customers throughout business cycles and to capitalize on the currently improving business conditions. Nevertheless, certain grantees hold options with exercise prices that significantly exceed both the current market price of the Ordinary Shares and the average market price of the Ordinary Shares over the past 12 months. Furthermore, there can be no assurance that efforts to reinvigorate the Company’s business and improve performance will ultimately result in underwater Eligible Options having any value before they expire.

The Board of Directors believes that the underwater Eligible Options no longer effectively provide the long-term incentive and retention objectives for which they were intended and that the Exchange Program would constitute an important component in the Company’s strategy to retain, motivate and reward grantees. In addition, the Board of Directors believes that the Exchange Program would be beneficial to shareholders as it would result in the cancellation of a large number of outstanding options and the issuance of new options for significantly fewer Ordinary Shares in their place. The underlying net Ordinary Shares recaptured through the Exchange Program would be permanently retired, thereby decreasing total potential future dilution to shareholders. For example, if a grantee tenders an Eligible Option to purchase 100 Ordinary Shares in exchange for a New Option to purchase 20 Ordinary Shares (pursuant to a 5-to-1 exchange ratio), the New Option to purchase 20 Ordinary Shares would be issued to the grantee, with the net result that the difference of 80 Ordinary Shares would be permanently retired and no longer available for future issuances under the 2000 Plan. Furthermore, implementing the Exchange Program, rather than simply granting additional new awards to supplement the underwater Eligible Options, avoids potential additional dilution to shareholders due to the lower number of Ordinary Shares that would be subject to outstanding options. The Exchange Program also obviates the potentially significant associated compensation expense, since the Company will only need to record the incremental compensation expense (rather than the full compensation expense that would be recorded if new options were granted without implementing the Exchange Program). Moreover, in contrast to increasing base and target bonus cash compensation to make up for the decrease in the value of options, the Exchange Program would not substantially increase the Company’s compensation expense or reduce cash flow from operations.

On July 15, 2010, the Board of Directors, at the recommendation of the Remuneration Committee, determined that, for the foregoing reasons and subject to approval by the shareholders, it would be in the best interests of the Company and its shareholders to implement the Exchange Program. On July 23, 2010, Eligible Options held by eligible grantees consisted of options to purchase an aggregate of 612,050 Ordinary Shares with exercise prices ranging from $21.46 to $24.94 per share, or approximately 1.97 to more than 2.29 times the closing market price per share on Nasdaq on July 16, 2010 of $10.87. Of the aggregate number of Ordinary Shares subject to all outstanding options held by eligible grantees, approximately 64% are subject to options that have exercise prices exceeding $10.87. While the weighted average remaining life of these underwater Eligible Options is approximately 3.22 years, the Remuneration Committee and the Board of Directors believe it is important to implement the Exchange Program at this time in order to be able to continue to retain and motivate key grantees, particularly given the current challenges and difficult operating conditions facing the Company.

Material Features of the Exchange Program

General

The Exchange Program has been designed to include the following features, which the Company believes will address concerns often expressed by shareholders and reflect best market practices:

•

Only options that were granted between September 26, 2005 and August 9, 2007 (inclusive), all of which have an exercise price greater than $20, would be eligible for exchange under the Exchange Program. All such Eligible Options expire seven years from their respective grant dates;

•	The Directors and Executives, as well as certain additional members of the Company’s senior management, would not be eligible to participate in the Exchange Program;

•

The exchange ratio would be fixed at 5-to-1 for Eligible Options granted in 2005, 3-to-1 for Eligible Options granted in 2006 and 2-to-1 for Eligible Options granted in 2007, in each case rounded down to the nearest whole number of shares (so as to avoid the issuance of fractional shares). Accordingly, New Options to purchase an aggregate of no more than 223,721 Ordinary Shares would be granted in the Exchange Program;

•

New Options would be granted on the first trading day following the expiration date of the Exchange Program with a uniform exercise price equal to the fair market value (within the meaning of the 2000 Plan) of an Ordinary Share on the grant date of the New Option;

•

New Options issued in exchange for outstanding vested or unvested Eligible Options would vest over a two-year period (assuming the holder’s continued employment with the Company, as required under the 2000 Plan) such that one half of the Ordinary Shares (rounded up, if necessary, to the nearest whole number) subject to each New Option would vest on the first anniversary of the grant date thereof and the balance would vest on the second anniversary thereof. On July 23, 2010, approximately 72% of all then outstanding Eligible Options had vested;

•

Except for Eligible Options granted in September 2005 (the “2005 Eligible Options”), all Eligible Options would be exchanged for New Options with a term equal to the remaining term of the Eligible Options for which they are exchanged. New Options for which 2005 Eligible Options are exchanged pursuant to the Exchange Program would expire on December 31, 2012 (approximately three months after the expiration date of the 2005 Eligible Options), or on a date as early as possible thereafter, in order to provide holders a reasonable exercise period following completion of the two-year statutory holding period required under Section 102 of the Tax Ordinance;

•

The underlying net Ordinary Shares recaptured through the Exchange Program (i.e., the difference between the number of Ordinary Shares subject to Eligible Options tendered pursuant to the Exchange Program and the New Options exchanged therefor) would not become available for future grants under the 2000 Plan; however, as provided in the 2000 Plan, Ordinary Shares subject to Eligible Options which are not tendered through the Exchange Program would, upon their expiration, termination, forfeiture or cancellation, become available again for purposes of future equity awards under the 2000 Plan. New Options issued through the Exchange Program would be granted as part of, and out of shares available for grant under, the 2000 Plan; and Ordinary Shares subject to New Options would, upon the expiration, termination, forfeiture or cancellation of such New Options, become available again for purposes of future equity awards under the 2000 Plan; and

•	The Exchange Program will be implemented only if the shareholders approve this proposal.

Set forth below is data, as of July 23, 2010, with respect to Eligible Options, New Options and the compensation expense that the Company expects to record for financial reporting purposes should the Exchange Program be approved and implemented:

Summary of the Exchange Program

Eligible Options					Exchange Ratio	New Options
Month and Year of award	Number of Ordinary Shares	Term	Exercise Price ($)	Remaining Term (years)		Number of Ordinary Shares
Sep-2005	162,550	7 years	24.27	2.2	5-1	32,510
Aug-2006	199,500	7 years	22.44	3.0	3-1	66,461	*
Nov-2006	1,500	7 years	24.94	3.3	3-1	500
Feb-2007	1,500	7 years	22.81	3.6	2-1	750
May-2007	9,500	7 years	21.46	3.8	2-1	4,750
Aug-2007	237,500	7 years	21.65	4.0	2-1	118,750

Total	612,050					223,721

*	After rounding down to avoid the issuance of fractional shares.

Applying the exchange ratios described above, and assuming that all Eligible Options are tendered in the Exchange Program, the Company estimates that it would be required to record approximately the incremental compensation expense set forth in the following table opposite each specified notional New Option exercise price:

Share/Exercise Price ($)	Approximate Compensation Cost ($)
9.00	290,000
10.00	230,000
11.00	150,000
12.00	50,000
13.00	—
14.00	—

After implementation of the Exchange Program as presented above (and without including any grants of options made after July 23, 2010), and assuming that all Eligible Options are tendered and the corresponding New Options are issued at an exercise price of $10.87 per Ordinary Share, options to purchase a total of 3,538,416 Ordinary Shares (after a net decrease of 388,329 shares as a result of the Exchange Program), expiring on various dates between July 30, 2010 and May 12, 2017 and having a weighted average remaining life of 4.94 years and a weighted average exercise price of $10.73 per share would be outstanding under the 2000 Plan and 817,590 Ordinary Shares would be available for future grants under the 2000 Plan.

Implementation of the Exchange Program

If shareholders approve the Exchange Program, eligible grantees will be offered the opportunity to participate in the Exchange Program under an ‘offer to exchange’ filed with the SEC and distributed to all grantees holding Eligible Options. Grantees, as well as shareholders and members of the public, will be able to access the documents filed with the SEC free of charge from the SEC’s web site at www.sec.gov. Although it is not anticipated that the SEC will require material modification of the terms of the Exchange Program, it is possible that these terms may need to be modified to comply with comments from the SEC. Changes in the terms of the Exchange Program may also be required for tax purposes for participants in Israel or the United States as the tax treatment of the Exchange Program is not entirely certain. In addition, it is possible that modifications may be required to the terms offered to grantees in countries outside Israel and the United States to comply with local requirements, or for tax or accounting reasons. The Board of Directors (or any committee designated by the Board of Directors for this purpose) will retain the discretion to make any such necessary or desirable changes to the terms of the Exchange Program for purposes of complying with comments from the SEC or optimizing the Israeli, U.S. or foreign tax consequences.

Eligible grantees would be given a period of at least 20 business days in which to accept the offer. Upon expiration of the offer period, the Eligible Options of those eligible grantees who accept the offer will be cancelled and New Options will be granted to them on the first trading day following the expiration date of the Exchange Program, thus resulting in a net decrease of Ordinary Shares available under the 2000 Plan equal to the difference between: (i) the number of Ordinary Shares subject to Eligible Options tendered; and (ii) the number of Ordinary Shares subject to New Options granted, namely 388,329 if all Eligible Options are tendered. The Exchange Program may be commenced by the Board of Directors at the recommendation of the Remuneration Committee; however, the Exchange Program must be implemented no later than 12 months after approval by the shareholders.

Accounting Treatment

Under ASC 718, the exchange of options under an option exchange program is treated as a modification of the existing options. Accordingly, the Company will recognize the unamortized compensation cost of the tendered Eligible Options, as well as any incremental compensation cost of the New Options granted in the Exchange Program, ratably over the vesting period of the New Options. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Option granted to a grantee, measured as of the date such New Option is granted, over the fair value of the tendered Eligible Option exchanged for the New Option, measured immediately prior to the cancellation. Due to the exchange ratios described above, the Company expects to recognize incremental compensation expense for financial reporting purposes that will not exceed $300,000 over two years, assuming all Eligible Options are tendered in the Exchange Program and that the market price at the time the New Options are granted is equal to or exceeds $9.00 per Ordinary Share. In the event that any New Options are forfeited prior to their vesting, the incremental compensation cost for the forfeited New Options will not be recognized; however, the Company would recognize any unamortized compensation expense from the tendered Eligible Options which would have been recognized under the original vesting schedule provided the New Options are not forfeited prior to the complete vesting of the tendered Eligible Options.

Israeli Tax Consequences

The following is a summary of the anticipated material Israeli income tax consequences of participating in the Exchange Program. A more detailed summary of the applicable tax considerations to participating grantees will be provided in the offer to exchange. The Company believes the exchange of Eligible Options for New Options pursuant to the Exchange Program should be treated as a non-taxable exchange and neither it nor any grantees should recognize any income for Israeli income tax purposes upon the tender of Eligible Options and the grant of New Options. However, the tax consequences of the Exchange Program are not entirely certain, and the Israeli income tax authority is not precluded from adopting a contrary position. The applicable law and regulations themselves are also subject to change. New Options granted as part of the Exchange Program will be subject to a new statutory lock-up period pursuant to Section 102 of the Tax Ordinance, commencing from the later of: (a) the date of the approval of the Exchange Program by the Board of Directors; (b) the grant date of the New Options; and (c) should the Company decide to apply for a pre-ruling from the Israeli Tax Authorities (as noted below), the date of the application for such pre-ruling.

It is customary to, and the Company currently anticipates that it will, apply to the Israeli Tax Authorities for a pre-ruling in order to ascertain in advance the manner in which the Exchange Program will be treated by the Israeli Tax Authorities.

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. Federal income tax consequences of participating in the Exchange Program. A more detailed summary of the applicable tax considerations to participating grantees will be provided in the offer to exchange. The Company believes the exchange of Eligible Options for New Options pursuant to the Exchange Program should be treated as a non-taxable exchange and neither it nor any grantees should recognize any income for U.S. Federal income tax purposes upon the tender of Eligible Options and the grant of New Options. However, the tax consequences of the Exchange Program are not entirely certain, and the Internal Revenue Service is not precluded from adopting a contrary position. The applicable law and regulations themselves are also subject to change.

Other Tax Consequences

The tax consequences for non-Israeli and non-U.S. grantees may differ from the Israeli and U.S. tax consequences described above. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Exchange Program under all applicable laws prior to participating in the Exchange Program.

Summary of the 2000 Plan

For a description of the material terms of the 2000 Plan, see Item 1—Election of Directors—Equity-Based Remuneration Plans—the 2000 Plan of this Proxy Statement.

It is proposed that at the 2010 Annual General Meeting the following resolution be adopted:

“RESOLVED to ratify and approve the implementation of a one-time option exchange program as presented in the Orbotech Ltd. Proxy Statement for its 2010 Annual General Meeting of Shareholders.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 6—Ratification and Approval of Increase in Coverage with respect to Directors’ and Officers’ Liability Insurance

The shareholders have previously approved the procurement of certain insurance coverage with respect to the Company’s Office Holders (as defined below). On the last such occasion, in 2000, the shareholders approved the procurement of insurance coverage with respect to Office Holders to the maximum extent permitted by law that would provide for up to $25 million in coverage and would include coverage with respect to any public offering of Ordinary Shares by the Company.

The Companies Law provides that a company may, if its articles of association include a provision which allows it to do so, enter into a contract to insure the liability of an Office Holder of the company by reason of acts or omissions committed in his or her capacity as an Office Holder of the company for: (i) the breach of his or her duty of care to the company or any other person; (ii) the breach of his or her fiduciary duty to the company to the extent he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and (iii) monetary liabilities or obligations which may be imposed upon him or her in favor of other persons. The Company articles of association include such a provision.

The Companies Law provides that a company may not enter into an insurance contract which would provide coverage for the liability of an Office Holder for: (a) a breach of his or her fiduciary duty, except to the extent described above; (b) a breach of his or her duty of care, if the breach was done intentionally or recklessly, unless it was done negligently only; (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

The term “Office Holder” for the purposes of the insurance coverage discussed above includes every present or future director or officer of the Company as shall serve from time to time including, without limitation, those persons defined as “Nosei Misra” in Part 1 of the Companies Law.

The Audit Committee and the Board of Directors have resolved to increase the coverage and to approve the purchase, effective as of June 30, 2010, of insurance coverage in respect of the liability of its Office Holders to the maximum extent permitted by law, that will provide for up to $30 million in coverage and will include coverage with respect to any public offering of the Company’s Ordinary Shares or other securities. This coverage has not been increased by the Company during the past ten years.

Procurement of insurance coverage for an Office Holder of a company requires, under the Companies Law, the approval of the company’s audit committee and board of directors, and, in some circumstances, including if the Office Holder is a director, the approval of the company’s shareholders.

The Board of Directors will therefore present the following resolution at the Annual General Meeting:

“RESOLVED:

(a)	to ratify and approve the increase in coverage and the purchase, effective as of June 30, 2010, from time to time (and the periodic renewal), at the expense of the Company, of insurance coverage in respect of the liability of its Office Holders to the maximum extent permitted by law, that will provide for up to $30 million in coverage and will include coverage with respect to any public offering of Ordinary Shares or other securities by the Company;

(b)	that the President and Chief Executive Officer of the Company, and/or any person designated by President and Chief Executive Officer of the Company, be, and they hereby are, authorized to obtain, renew and keep in force and effect such insurance; and

(c)	that for the purposes hereof, the term “Office Holders” shall mean every present or future director or officer of the Company as shall serve from time to time including, without limitation, those persons defined as “Nosei Misra” in Part 1 of the Israel Companies Law 5799-1999.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Consideration of the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements

At the 2010 Annual General Meeting, the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009, will be presented for discussion. The representative of Kesselman & Kesselman present at the Meeting will be available to respond to appropriate questions from shareholders concerning the Report of the Independent Registered Public Accounting Firm and the Consolidated Financial Statements of the Company.

SHAREHOLDER PROPOSALS

All shareholder proposals which are intended to be presented at the 2011 Annual General Meeting of Shareholders must be received by the Company no later than March 28, 2011.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Yochai Richter	Raanan Cohen
Active Chairman of the Board of Directors	President and Chief Executive Officer

Dated: July 26, 2010

Exhibit A

ORBOTECH LTD.

2010 EQUITY-BASED INCENTIVE PLAN

1.	Preamble

(a)	Orbotech Ltd., an Israeli corporation (the “Company”), hereby adopts the “2010 Equity-Based Incentive Plan”, which shall be referred to herein as the “2010 Plan”.

(b)	The general purpose and intent of the 2010 Plan is assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and Related Companies (as defined below) by providing them with equity-based incentives.

(c)	The 2010 Plan provides for the granting of: (i) Ordinary Shares (as defined below) subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions specified herein and in the applicable Agreement (“Restricted Shares”); and (ii) awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property, as determined by the Board of Directors of the Company (the “Board”), in accordance with the terms and conditions specified herein and in the applicable Agreement (“Restricted Share Units”) (Restricted Shares and Restricted Share Units, collectively, “Awards”, and each, an “Award”).

(d)	Employees, officers, directors and/or consultants of: (i) the Company and/or (ii) companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest (each a “Related Company”) shall be eligible to receive Awards under the 2010 Plan (each a “Participant”).

(e)	The 2010 Plan is intended to enable the Company to grant Awards under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 (the “Tax Ordinance”) or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder (collectively, “Section 102”) and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; and (iii) to Participants in jurisdictions other than Israel.

2.	Administration

(a)	Subject to the provisions of any applicable law, the 2010 Plan shall be administered by the Board, which may delegate its duties and powers in whole or in part to any committee of the Board. Any reference herein to the Board shall also mean any such committee and, unless the powers of such committee have been specifically limited by the Board, in the 2010 Plan or by any applicable law, such committee shall have all powers of the Board granted herein.

(b)	Without derogating from the generality of the foregoing, the Board shall have the authority to designate grants made pursuant to Section 102 as either grants made through a trustee or not through a trustee and to determine (and from time to time, change, subject to Section 102) the tax route applicable to Awards granted through a trustee pursuant to Section 102 (e.g., the capital gains route or the employment income route) and to make any other elections with respect to the 2010 Plan pursuant to applicable law.

(c)	The Board shall have plenary authority to determine the terms and conditions of all Awards (which need not be identical) consistent with the terms of the 2010 Plan (including, without limitation: (i) the purchase price, if any, of Awards; (ii) the individuals to whom, and the time or times at which, Awards shall be granted; (iii) the types of Awards to be granted; (iv) the number of Ordinary Shares to be subject to each Award; (v) whether, to what extent and under what circumstances Awards may be settled in cash, Ordinary Shares, other securities, other Awards or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, canceled, forfeited or suspended; (vi) whether to accelerate the vesting of, payment for or lapse of restrictions on, Awards; (vii) whether grants shall be made through a trustee or not through a trustee; (viii) whether an Award shall be granted pursuant to Section 102 or otherwise; (ix) whether, to what extent and under what circumstances Restricted Shares should be subject to transfer restrictions, forfeiture provisions and/or other terms and conditions; and (x) when any Restricted Shares or Restricted Share Units shall vest and any transfer restrictions, forfeiture provisions and/or other terms and conditions with respect thereto should lapse and/or expire) and, except as otherwise prohibited by the 2010 Plan, to waive any such terms and conditions at any time.

(d)	Subject to Section 15, the Board shall have plenary authority to construe and interpret the 2010 Plan, to prescribe, amend and rescind the rules and regulations relating thereto and to make all other determinations the Board deems necessary or advisable for the administration of the 2010 Plan. The Board may correct any defect or supply any omission or reconcile any inconsistency in the 2010 Plan in the manner and to the extent the Board deems necessary or advisable. All determinations of the Board pursuant to the provisions of the 2010 Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its shareholders, Participants and their estates and beneficiaries.

(e)	No director or officer of the Company shall be personally liable or obligated to any Participant or other person as a result of any decision or omission made and/or action taken with respect to the 2010 Plan or its execution.

3.	Shares Subject to the 2010 Plan

(a)	Subject Shares. The shares subject to the 2010 Plan shall be Ordinary Shares of the Company of NIS 0.14 nominal (par) value per share (“Ordinary Shares”). Such Ordinary Shares may be, in whole or in part, as the Board shall from time to time determine and subject to applicable law, authorized and unissued Ordinary Shares or issued and fully paid Ordinary Shares which have resulted from Restricted Shares which have been forfeited and returned to the Company, or Ordinary Shares which shall have otherwise been purchased by the Company, by the Trustee (as hereinafter defined) or by any custodian hereunder with funds provided by the Company.

(b)	Maximum Shares. The aggregate number of Ordinary Shares that may be issued and delivered pursuant to Awards granted under the 2010 Plan (the “Maximum 2010 Plan Shares”) shall not exceed 1,000,000; provided, however, that an aggregate of 250,000 or more of the Ordinary Shares subject to the Maximum 2010 Plan Shares (the “Performance-Based Minimum Amount”) shall be designated as Performance-Based Restricted Shares or Performance-Based Restricted Share Units pursuant to Section 8(a)(iii). The number of Maximum 2010 Plan Shares and the Performance-Based Minimum Amount shall be adjusted in accordance with the terms set forth herein, including, without limitation, Section 14. No Award may be issued under the 2010 Plan unless, at the time of the grant of such Award, such Award would not cause the Maximum 2010 Plan Shares limitation to be exceeded.

Any increase in the Maximum 2010 Plan Shares shall be subject to the provisions of Section 15.

(c)	Expired, Terminated, Forfeited or Cancelled Awards; Awards Settled in Cash or Otherwise Terminated. If any Award granted under the 2010 Plan shall expire, terminate or be forfeited or cancelled, settled in cash, or otherwise terminate for any reason without a delivery to the Participant (or the Trustee or custodian on his or her behalf) of the full number of Ordinary Shares to which the Award related, the Ordinary Shares under such Award which were not so delivered shall again be available for the purposes of the 2010 Plan. The foregoing shall not apply to: (i) Ordinary Shares which were not delivered pursuant to Performance-Based Restricted Shares or Performance-Based Restricted Share Units which expired, terminated or were forfeited or lapsed solely because the performance goals with respect thereto were not attained and such Ordinary Shares will not again be available for purposes of the 2010 Plan; or (ii) Ordinary Shares, if any, withheld or surrendered in payment of taxes relating to an Award, which shall be deemed Ordinary Shares delivered to the Participant for the purposes hereof and will not again be available for purposes of the 2010 Plan. For the avoidance of doubt, if, with respect to any Performance-Based Restricted Shares or Performance-Based Restricted Share Units, such Award expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminated for any reason other than because the performance goals with respect thereto were not attained without a delivery to the Participant (or the Trustee or custodian on his or her behalf) of the full number of Ordinary Shares to which the Award related (such as subsequent to the relevant performance goals being met, or prior to the termination of the relevant performance period of the applicable performance goals for reasons not connected with the applicable performance goals (e.g. termination of a Participant’s employment or service with the Company)), the Ordinary Shares under such Award which were not so delivered shall again be available for the purposes of the 2010 Plan.

(d)	Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or any Related Company as part of a corporate transaction (including, without limitation, from an entity that merges with or into the Company or any Related Company, is acquired by the Company or any Related Company, or is otherwise involved in a similar transaction) shall not count against the number of Ordinary Shares reserved and available for purposes of the 2010 Plan.

4.	Eligibility; Written Agreement

(a)	Awards hereunder may be made to any Participant; provided, however, that Awards under Section 102 may only be made to persons who are, at the time of the Award, employees (as such term is defined for purposes of Section 102 and which currently includes officers and directors) of the Company or any Israeli Related Company. The grant of an Award hereunder shall not, in and of itself, either entitle such Participant to participate, nor disqualify such Participant from participating, in any other grant of Awards pursuant to the 2010 Plan or any other equity remuneration plan of the Company.

(b)	Each grant of an Award shall be evidenced by a written agreement (the “Agreement”). Each Agreement with respect to an Award shall, inter alia, designate: (i) whether the Award granted thereunder is pursuant to Section 102 and, if so, under which tax route, or otherwise; and/or (ii) whether the Award shall be granted through the Trustee or not through the Trustee. In each case, the Agreement shall be in such form, and contain such terms and provisions not inconsistent with the provisions of the 2010 Plan, as the Board from time to time shall approve. The effective date of the granting of an Award shall be the date specified as such by the Board (provided such date is not earlier than the date of the Board resolution in this regard) and in the absence of any such specification, the date on which the Board approves such grant. Each grantee of an Award shall be notified thereof and a written Agreement shall be executed and delivered by the Company and the Participant. Any such Agreement may contain such provisions as the Board deems appropriate to ensure that the penalty provisions of Sections 280G and 4999 of the United States Internal Revenue Code of 1986, as amended from time to time (the “Code”) will not apply to any cash or Ordinary Shares received by the Participant from the Company.

5.	Grant of the Awards and Issuance of the Ordinary Shares to the Trustee

(a)	The Board shall appoint (and may, from time to time, replace) a trustee for the purposes of the 2010 Plan (the “Trustee”), and may, from time to time, appoint, remove or replace a custodian for the purposes of the 2010 Plan.

(b)	Unless otherwise determined by the Board, all Awards to Participants shall be issued by the Company in the name of the Trustee or custodian and the share certificates representing any Restricted Shares or Ordinary Shares issued pursuant to any Awards hereunder and any and all other or additional rights or shares deriving therefrom or issued in connection therewith, such as, but not limited to, bonus shares (stock dividends) (“Additional Rights”), shall be issued by the Company in the name of the Trustee or custodian in trust for the designated Participant and shall be deposited with and held by the Trustee or custodian, and registered in the Trustee’s or custodian’s name in the register of members of the Company, for such period as determined by the Board but, in the case of grants of Awards through a trustee pursuant to Section 102, not less than the period required, or approved with respect thereto pursuant to Section 102 or any other applicable laws and regulations as shall be in effect from time to time (the “Lock-Up Period”).

Furthermore, and without derogating from the aforesaid or any other provision hereof, Awards granted or Ordinary Shares issued which were designated as made through a trustee pursuant to Section 102: (i) may not be sold until the end of the Lock-Up Period, unless otherwise allowed or determined by the Israeli tax authorities; and (ii) all Additional Rights with respect thereto will be subject to the same tax route applicable to the original Award.

(c)

Nothing in the foregoing provisions shall derogate from the power of the Board to grant Awards to the Trustee or a custodian otherwise than under the provisions of Section 102 or to grant Awards to Participants directly otherwise than through the Trustee or a custodian or on terms which differ from those specified above or to approve the transfer of Awards and/or of Ordinary Shares from the Trustee to the name of any Participant(s) upon such conditions as shall be determined by the Board.

6.	Terms of Grant of Restricted Shares and Restricted Share Units

Subject to the provisions of the 2010 Plan (including, without limitation, Section 3(b)) and any applicable law, the Board shall have the discretion to determine the number of Restricted Shares and Restricted Share Units to be granted to each Participant, the duration of the period during which, and the conditions, if any, under which, Restricted Shares and Restricted Share Units may be forfeited to the Company, the purchase price, if any, of Restricted Shares and the Ordinary Shares underlying any Restricted Share Units and the other terms and conditions of such Awards. Unless otherwise provided in the applicable Agreement, payment of any purchase price of Restricted Shares or the Ordinary Shares underlying any Restricted Share Units by a Participant shall be made to the Company no later than the day the Agreement with respect thereto is signed in such manner as the Board may prescribe.

Unless otherwise determined by the Board, Restricted Shares shall be subject to the restrictions on sale and transferability as set forth in Section 9(a); shall vest as provided for in Section 8(a); shall be forfeited as provided for in Sections 8(b) and 10(a); and shall confer upon the holders thereof the rights pursuant to Section 11(b).

Unless otherwise determined by the Board, Restricted Share Units shall be subject to the restrictions on sale and transferability as set forth in Section 9(b); shall vest as provided for in Section 8(a); and shall be forfeited as provided for in Sections 8(b) and 10(a). The Agreement with respect to Restricted Share Units may, at the discretion of the Board, include payment for dividend equivalents pursuant to Section 12(a)(v).

7.	Purchase Price

The consideration, if any, to be paid by a Participant for each Restricted Share and for Ordinary Shares issued in settlement of Restricted Share Units shall be determined by the Board. It is anticipated that Restricted Shares and Ordinary Shares issued in settlement of Restricted Share Units will be issued at substantially below Market Price (as defined below) of the Ordinary Shares and for nominal consideration only, if any, provided that less than the nominal (par) value of such shares may be paid only if the appropriate provisions of the Israeli Companies Law, 5759-1999 are complied with.

For purposes hereof, the “Market Price” of the Ordinary Shares shall mean, as of any given date, the mean average between the high and the low sale prices of the Ordinary Shares, as reported by the National Association of Securities Dealers Automated Quotation System Global Select Market (or such market in which such prices are regularly quoted (“Nasdaq”), or, if the Ordinary Shares are not listed on Nasdaq, the closing price of the Ordinary Shares as reported by the National Quotation Bureau Incorporated, or, in all other cases, the value set in good faith by the Board.

8.	Vesting of Awards

(a)	Vesting of Restricted Shares and Restricted Share Units.

(i)	The Board may in its discretion prescribe the time and/or conditions upon which any Award of Restricted Shares or Restricted Share Units shall vest and upon which any transfer restrictions, forfeiture provisions or other terms and conditions of Restricted Shares or Restricted Share Units shall lapse or expire, including any acceleration thereof.

(ii)

Unless otherwise determined by the Board, vesting of Restricted Shares or Restricted Share Units shall be contingent upon the Participant’s continued employment with or provision of services to the Company or a Related Company through the applicable vesting date, and shall be in installments, over a period of four years from the date of grant of the Restricted Shares or Restricted Share Units, in such manner that at the end of two years from the date of grant of the Restricted Shares or Restricted Share Units (to the Trustee, custodian or Participant, as applicable), 50% of the Restricted Shares or Restricted Share Units shall vest (and the forfeiture provisions thereof shall lapse), and at the end of each of the remaining two years, 25% of the Restricted Shares or Restricted Share Units shall vest (and the forfeiture provisions thereof shall lapse).

(iii)	Notwithstanding Section 8(a)(ii) or anything to the contrary herein, the Board may determine that the lapse of the restrictions and forfeiture conditions with respect to Restricted Shares or Restricted Share Units and their vesting may be subject, wholly or partially, to the attainment of performance goals approved by the Board for a performance period established by the Board (such Restricted Shares, “Performance-Based Restricted Shares” and such Restricted Share Units, “Performance-Based Restricted Share Units”). The Board shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant.

(iv)	The Board shall prescribe the nature of, and conditions attaching to, any performance goals which may be set with respect to Awards granted under the 2010 Plan; provided, however, that such goals shall be linked to the Company’s profitability.

(b)	Expiration, Termination and Forfeiture of Unvested Awards. Except as otherwise specified by the Board and subject to the provisions of Section 10, upon the earlier of: (i) termination; or (ii) notice of termination (irrespective of the effective date of such termination) of a Participant’s employment or service with the Company, any portion of the Restricted Shares or Restricted Share Units not yet vested as of such time shall immediately be forfeited and returned to the Company. For purposes of a Participant’s termination pursuant to clause (i) above, the Participant’s employment or service shall not be deemed to have been terminated if such Participant continues to be employed with, or provide services to, the Company or any Related Company.

9.	Nontransferability of Awards

(a)	Restricted Shares. Unless otherwise determined by the Board, Restricted Shares and/or the rights to Restricted Shares are personal, and, except insofar as is specified in the 2010 Plan, and, where applicable, subject to Section 102, may not, until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a trustee pursuant to Section 102, the Lock-Up Period, lapse, be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance (but only to the extent that such Restricted Shares had vested on the date of death of the Participant), and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto. Unless the Board provides otherwise, certificates issued in respect of Restricted Shares and, where applicable, any Additional Rights with respect thereto, shall be registered in the name of the Trustee, a custodian or the Participant, as the case may be, and deposited, together with a share transfer deed signed and endorsed by the Participant in blank (the “Share Transfer Deed”), with the Company, the Trustee (in all cases where the Award is through the Trustee) or such custodian as may be designated by the Board, and shall be held by the Company, the Trustee or the custodian until such time as the restrictions applicable to such Restricted Shares, including, in the case of grants of Restricted Shares through a trustee pursuant to Section 102, the Lock-Up Period, lapse.

In the event that, for any reason whatsoever, including pursuant to Section 10(a), any Restricted Shares which have not vested and on which the forfeiture provisions have not theretofore lapsed shall be cancelled, terminated or forfeited, the Company, the Trustee or the custodian, as the case may be, shall, unless instructed otherwise by the Board, exercise the Share Transfer Deed (and each is authorized to complete any missing details therein) in order to return such Restricted Shares to the Company and make them available again for purposes of the 2010 Plan subject to the provisions of Section 3(c) above or for other corporate purposes.

(b)	Restricted Share Units. Unless otherwise determined by the Board, Restricted Share Units, the rights to Restricted Share Units and/or the Ordinary Shares subject thereto are personal and may not be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law. Ordinary Shares issued in settlement of Restricted Share Units will be issued in the name of the Trustee or such custodian as may be designated by the Board, and certificates issued in respect thereof and, where applicable, any Additional Rights with respect thereto, shall be registered in the name of the Trustee or the custodian, unless otherwise determined by the Board with respect to Awards not granted through a trustee pursuant to Section 102. Ordinary Shares issued in settlement of Restricted Share Units granted through a trustee pursuant to Section 102 may not, until such time as the Lock-Up Period lapses, be sold, transferred, assigned, pledged, withdrawn, attached or otherwise alienated or encumbered, either voluntarily or pursuant to any law, except by way of transfer pursuant to the laws of inheritance, and no power of attorney or deed of transfer, whether the same has immediate effect or shall take effect on a future date, shall be given with respect thereto.

10.	Termination of Employment or Services

(a)	Except as otherwise determined by the Board, if the employment or services of a grantee of Restricted Shares or Restricted Share Units with or to the Company or a Related Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such Award for any reason, the Restricted Shares and Restricted Share Units held by such Participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited and returned to the Company upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the Agreement provides otherwise).

(b)	The Board may determine whether any given leave of absence or other circumstance constitutes a termination of employment or services. Awards granted under the 2010 Plan shall not be affected by any change of employment or other designation so long as the Participant continues to be an employee of, or to provide services to, the Company or a Related Company.

(c)	In such case as Section 102 shall apply to any Award, where the Participant ceases to be an employee or a director of the Company or of a Related Company prior to the expiration of such period as may be prescribed by applicable law and regulations, the exemption provided by Section 102 may not apply with respect to that Participant pursuant to applicable law. In such case, the Participant shall be obliged to make arrangements with the tax authorities at his or her expense for all matters to do with the taxation of the Award and/or the underlying Ordinary Shares.

11.	Rights as Shareholders

(a)	Restricted Share Units. The holder of a Restricted Share Unit shall have none of the rights of a shareholder with respect to the Ordinary Shares subject to the Restricted Share Unit until the Ordinary Shares subject thereto are transferred to the holder following the vesting of the Restricted Share Unit. Notwithstanding the foregoing, the Board shall have the discretion to provide for dividend equivalents with respect to Restricted Share Units pursuant to Section 12(a)(v). Ordinary Shares issued in settlement of any Restricted Share Units shall confer upon the holders thereof the rights of a shareholder of the Company with respect to thereto, subject to the provisions of the 2010 Plan (including, without limitation, the provisions with respect to voting rights, by or through the Trustee or a custodian pursuant to Section 12(b), the provisions with respect to dividends set forth in Section 12(a), and the provisions with respect to transferability set forth in Section 9(b)), and any restrictions and conditions as the Board may include in the applicable Agreement.

(b)

Restricted Shares. Upon the issuance of Restricted Shares, the Restricted Shares shall confer upon the holders thereof the rights of a shareholder of the Company with respect to the Restricted Shares, subject to the provisions of the 2010 Plan (including, without limitation, the provisions with respect to the vesting and forfeiture provisions on Restricted Shares, the provisions with respect to voting rights, by or through the

Trustee or a custodian pursuant to Section 12(b), the provisions with respect to dividends set forth in Section 12(a), and the provisions with respect to transferability set forth in Section 9(a)), and any restrictions and conditions as the Board may include in the applicable Agreement.

12.	Dividends and Voting Rights

(a)	Ordinary Shares, once issued in settlement of Restricted Share Units and pursuant to a grant of Restricted Shares, shall participate equally with the Company’s other Ordinary Shares in every cash dividend, whether in cash or in kind, which shall be declared and distributed, subject to the following provisions:

(i)	A dividend shall be distributed only to persons registered in the register of members as shareholders on the record date fixed for the distribution of the dividend.

(ii)	A dividend with regard to Ordinary Shares which are registered in the name of the Trustee or a custodian shall be paid to the Trustee or the custodian, as the case may be, subject to any lawful deduction of tax, whether such rate is at the usual rate applicable to a dividend or at a higher rate. The Trustee or custodian shall transfer the dividend to the Participants in accordance with instructions that he or she shall receive from the Company. Alternatively, the Company shall be entitled to pay the dividend directly to the Participant subject to the deduction of the applicable tax.

(iii)	Except as provided in Section 17(f)(ii) and without derogating from the provisions of Section 12(a)(ii), the Company, the Trustee or any custodian shall be entitled to set off and deduct at source from any dividend any sum that the Participant owes to the Company, any Related Company, the Trustee or the custodian, whether under the 2010 Plan or otherwise, and/or any sum that the Participant owes to the tax authorities.

(iv)	Dividends on any Restricted Shares that have not yet vested and the forfeiture provisions with respect to which have not yet lapsed may: (A) be paid as aforesaid; (B) be withheld by the Company subject to vesting of the Restricted Shares; or (C) be credited by the Company as additional Restricted Shares (determined by dividing the aggregate dividend amount (after any lawful deduction of tax) that would have been paid with respect to the Restricted Shares if they had been actual Ordinary Shares by the Market Price of an Ordinary Share on the dividend payment date), which additional Restricted Shares shall vest concurrently with the underlying Restricted Shares, all as determined by the Board in its sole discretion prior to the distribution of any dividend. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any dividends withheld.

(v)	At the discretion of the Board, dividends on any Restricted Share Units that have not yet vested may: (A) be withheld by the Company subject to the vesting of the Restricted Share Units; or (B) be credited by the Company as additional Restricted Share Units (determined by dividing the aggregate dividend amount (after any lawful deduction of tax) that would have been paid with respect to the Restricted Share Units if they had been actual Ordinary Shares by the Market Price of an Ordinary Share on the dividend payment date), which additional Restricted Share Units shall vest and be settled concurrently with the underlying Restricted Share Units. Except as otherwise determined by the Board, no interest will accrue or be paid on the amount of any dividends withheld.

(b)	Holders of Restricted Shares and of Ordinary Shares issued following settlement of any Restricted Share Unit shall have voting rights with respect to such shares; provided however, that for as long as any Restricted Shares or any Ordinary Shares deriving from any Award are registered in the name of the Trustee or deposited with a custodian, the Trustee or custodian alone shall be entitled to receive every notice to which a shareholder is entitled, and only the Trustee or custodian, or whomever the Trustee or custodian shall designate, shall be entitled to exercise rights as a shareholder vis-à-vis the Company, including the right to participate in all shareholders’ meetings and to vote such Restricted Shares or Ordinary Shares thereat. The Trustee or custodian, as the case may be, shall vote such shares in accordance with the instructions of the Participants on whose behalf they are held and, in the absence of such instructions, at the discretion of the Trustee or custodian in the best interests of the Company.

13.	Rights and/or Benefits Arising out of the Employee/Employer or Other Relationship and the Absence of an Obligation to Employ or Retain

(a)	No income or gain which shall be credited to or which purports to be credited to a Participant as a result of the 2010 Plan shall in any manner be taken into account in the calculation of the basis of the Participant’s entitlements from the Company or any Related Company or in the calculation of any social welfare right or other rights or benefits arising out of the employee/employer or any other relationship (including, without limitation, any benefits under any pension, retirement, severance, profit sharing, bonus, life insurance, vacation or other legal requirement or benefit plan of the Company or any Related Company). Except as otherwise determined by the Board, if, pursuant to any law, the Company or any Related Company shall be obliged for the purposes of calculation of the said items to take into account income or gain actually or theoretically credited to the Participant, the Participant shall indemnify the Company or any Related Company against any expense caused to it in this regard.

(b)	Nothing in the 2010 Plan or any Award granted pursuant thereto shall be interpreted as obligating the Company or any Related Company to employ or retain the services of the Participant, or as conferring upon any Participant any right to continue in the employment of or service with the Company or any Related Company or as restricting the right of the Company or any Related Company to terminate such employment or services at any time. A Participant shall have no claim pursuant to the 2010 Plan whatsoever against the Company or any Related Company as a result of the termination of his or her employment or services, including, without limitation, any claim that such termination causes any Awards to be forfeited and/or prevents the Participant from receiving or retaining any Ordinary Shares otherwise issuable pursuant to any Award granted by, or Agreement with, the Company or any Related Company, or results in any loss due to an imposition, or earlier than anticipated imposition, of tax liability pursuant to applicable law.

(c)	No Participant or other person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders of Awards. The terms and conditions of Awards and the Board’s determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated).

14.	Adjustments Upon Changes in Capitalization; Significant Event

(a)	Changes in Capitalization. Notwithstanding any other provisions of the 2010 Plan, the Board shall, consistent with any applicable provisions as may be set forth in an applicable Agreement, take such action as it deems appropriate for the adjustment of each such Award in the event of changes in the outstanding share capital of the Company by reason of any stock dividend (bonus shares), stock split, reverse stock split, recapitalization, reorganization, combination, exchange of shares, merger, consolidation, liquidation, split-up, split-off, spin-off or other similar change in capitalization, or a distribution to ordinary shareholders, including a rights offering (but not including ordinary cash dividends), or any like change (including, without limitation, making provision for cash payments to holders of outstanding Awards in consideration for the cancellation of such Awards). In any such event, the Board without liability to any person shall make such substitution or adjustment, if any, as it deems equitable as to: (i) the number and kind of Ordinary Shares (for the avoidance of doubt, if Ordinary Shares are converted into other securities, the term “Ordinary Share” for purposes of the 2010 Plan shall constitute a reference to such other securities) or other securities issued or reserved for issuance pursuant to the 2010 Plan or pursuant to outstanding Awards; (ii) the maximum number of Ordinary Shares for which Awards (including, without limitation, the Performance-Based Minimum Amount set forth in Section 3(b)) may be granted; and/or (iii) any other affected terms of such Awards.

(b)	Significant Event.

(i)

In the event of a Significant Event, the Board may, but shall not be obligated to: (A) accelerate, vest or cause the restrictions to lapse with respect to, all or any portion of an Award; (B) cancel all or any portion of an Award for fair value (as determined in the sole discretion of the Board), which may equal the value of the consideration to be paid in the Significant Event transaction to holders of the same number of Ordinary Shares subject to Awards (or, if no consideration is paid in any such transaction, the Market Price of the Ordinary Shares subject to such Awards) less, in the case of Awards subject to payment of a purchase price, the applicable aggregate purchase price of such Awards; or (C) provide for the issuance of substitute Awards with respect to acquiror stock that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Board in its sole discretion.

(ii)	Each of the following shall be a “Significant Event”: (A) Board or (if approval of the shareholders of the Company is required) shareholder approval of: (1) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Ordinary Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of Ordinary Shares immediately prior to the merger have the same proportionate ownership of Ordinary Shares of the surviving corporation immediately after the merger; (2) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets or shares of the Company; or (3) the adoption of any plan or proposal for the liquidation or dissolution of the Company; (B) any person or group (within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934) other than the Company making a tender offer or exchange offer to acquire any Ordinary Shares (or securities convertible into Ordinary Shares) for cash, securities or any other consideration, provided that: (1) at least a portion of such securities sought pursuant to the offer in question is acquired; and (2) after consummation of such offer, the person in question is the “beneficial owner” (as such term is defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of 20% or more of the outstanding Ordinary Shares (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire Ordinary Shares); or (C) during any period of two consecutive years, individuals who at the beginning of such period constituted the entire Board cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

15.	Term, Termination and Amendment

Unless the 2010 Plan shall theretofore have been terminated as hereinafter provided, it shall terminate on, and no Award shall be granted after, July 14, 2020. The 2010 Plan may be terminated, modified, amended or extended by the shareholders of the Company. The Board may at any time terminate, modify or amend the 2010 Plan in such respects as it shall deem advisable; provided, however, that the Board may not, without approval by the holders of a majority of the outstanding shares of voting stock of the Company present and voting at a duly held meeting at which a quorum is present: (a) except for adjustments in connection with events described in Section 14: (i) increase the maximum number of Ordinary Shares as to which Awards may be granted under the 2010 Plan; or (ii) decrease, for purposes of the 2010 Plan, the Performance-Based Minimum Amount; (b) change the class of persons eligible to receive Awards; (c) expand the types of Awards issuable under the 2010 Plan; (d) extend the term of the 2010 Plan; or (e) adopt any other amendments to the 2010 Plan that are considered material under the rules of Nasdaq or that are required to be approved by shareholders pursuant to the rules of any stock exchange on which the Ordinary Shares are listed or by applicable law. Except as provided in the following paragraph or in Section 17, no termination, modification or amendment of the 2010 Plan may, without the consent of the Participant to whom any Award shall theretofore have been granted, adversely affect the rights of such Participant under such Award.

Notwithstanding the foregoing, the Board shall have the right at any time and from time to time and without prior notice to modify outstanding Awards to comply with or satisfy applicable law, tax rules, stock exchange rules or accounting rules, to avoid costly governmental filings or to implement administrative changes to the 2010 Plan that are deemed necessary or advisable by the Board for compliance with applicable law. By means of illustration but not limitation, the Board may delay, suspend or prohibit the sale of shares, to avoid securities laws or exchange control filings, laws or regulations or to comply therewith, or for any other administrative purposes deemed appropriate by the Board.

16.	Effectiveness of the 2010 Plan

The 2010 Plan shall be effective as of the date of approval thereof by the Board, which occurred on July 15, 2010 (the “Effective Time”), subject to shareholder approval of the 2010 Plan within 12 months of the Effective Time. No Award will be granted under the 2010 Plan following the Effective Time until shareholder approval thereof is obtained. Awards granted prior to termination of the 2010 Plan will, subject to the terms of the 2010 Plan and any applicable Agreement with a Participant, continue to vest thereafter.

17.	Taxation

(a)	General.

(i)	The Company does not warrant that the 2010 Plan will be recognized by the income tax authorities in any jurisdiction or that any exemption or benefit currently available, whether pursuant to Section 102 or otherwise, will remain available.

(ii)	Each Participant shall be liable for all taxes, duties, fines and other payments which may be imposed, whether imposed upon the Participant, the Company, any Related Company, the Trustee and/or any custodian, under applicable law, rule or regulation (including, but not limited to, income tax, social security payments and health tax) with respect to an Award granted hereunder or any other benefit in respect thereof (including, but not limited to, taxes, duties, fines and other payments imposed under applicable law on the grant, vesting or settlement of an Award, the issuance of Ordinary Shares with respect to an Award, the registration of Ordinary Shares in the Participant’s name, dividends paid on Ordinary Shares issued with respect to an Award, dividend equivalents granted with respect to an Award or the sale of Ordinary Shares issued with respect to an Award and including, without limitation, any such payment required to be made by the Company or any Related Company as the result of any sale by the Participant of shares which were designated as made through a trustee pursuant to Section 102 prior to the end of the Lock-Up Period). Notwithstanding the foregoing: (A) if the Company elects the ‘employment income’ route for Awards granted through a trustee pursuant to Section 102; or (B) if the Company grants awards pursuant to Section 102 not through a trustee, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to Awards so granted to the extent required as a result of such election; and (C) if the Company elects the “capital gains” route for Awards granted through a trustee pursuant to Section 102, the Company or the Related Company, as applicable, shall pay, at its expense, any social security payments payable by the employer with respect to that portion of gains from such Awards that are taxed as ‘employment income’ pursuant to Section 102.

(iii)	Should any provision of Section 102 which applies to employees be amended, such amendment shall be deemed included in the 2010 Plan with respect to Awards issued in the context of Section 102.

(b)	Withholding. The Company, any Related Company, the Trustee and/or any custodian shall have the right to require the Participant to pay an amount in cash or to retain or sell without notice Ordinary Shares in value sufficient to cover any tax required by any governmental entity to be withheld or otherwise deducted and paid with respect to the Awards or the Ordinary Shares subject thereto (including, without limitation, upon their grant, vesting, settlement or sale or the registration of the Ordinary Shares in the Participant’s name) or with respect to dividends or any other benefits in respect thereof (“Withholding Tax”), and to make payment (or to reimburse itself or himself or herself for payment made) to the appropriate tax authority of an amount in cash equal to the amount of such Withholding Tax, remitting any balance to the Participant. Notwithstanding the foregoing, a Participant shall be entitled to satisfy the obligation to pay any Withholding Tax, in whole or in part, by providing the Company, a Related Company, the Trustee and/or any custodian with funds sufficient to enable the Company, the Related Company, the Trustee and/or any custodian to pay such Withholding Tax.

(c)

Certificate of Authorization of Assessing Officer. The Company, any Related Company, the Trustee or the custodian shall at any time be entitled to apply to the Israeli Tax Authority, and in the case of a Participant outside the State of Israel, to any non-Israeli tax authority, for receipt of their certificate of authorization as to the amount of tax which the Company, any Related Company, the Trustee, the custodian or the Participant is to pay to the tax authorities resulting from the grant, vesting or settlement of any Awards of Restricted Shares or Restricted Share Units, the issuance or sale of any Ordinary Shares deriving from any Award, or regarding any other question with respect to the application of the 2010 Plan.

(d)	Security for Payment of Taxes. Without derogating from the above, the Company (including any Related Company) and/or the Trustee or the custodian shall have the right to require that any Participant provide guarantees or other security to the Company’s satisfaction to guarantee the payment of any taxes or other obligatory payments which may be payable as a result of or in connection with the grant or vesting of any Awards of Restricted Shares or Restricted Share Units and the issuance, sale or transfer of any Ordinary Shares deriving from any Award (including any sum payable arising out of or in connection with the Company’s, the Related Company’s, the Trustee’s or the custodian’s obligations to deduct tax and other obligatory payments at source). With respect to Awards granted pursuant to Section 102 which were not designated as made through a trustee, if the Participant’s employment with the Company or a Related Company is terminated for any reason, the Participant will be obligated to provide the Company with a guarantee or other security to its satisfaction and at its discretion, to cover any tax obligations which may arise thereafter in connection with the disposition of the Ordinary Shares.

(e)	Election under Section 83(b). No election under Section 83(b) of the Code (to include in gross income in the year of transfer the amounts specified in Section 83(b) of the Code) or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Agreement or by action of the Board in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares under the 2010 Plan, is expressly permitted under the terms of the applicable Agreement or by such Board action to make such an election and the Participant makes the election, the Participant shall notify the Company of such election within ten days of filing notice of the election with the U.S. Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to regulations issued under Section 83(b) of the Code or other applicable provision.

(f)	Section 409A.

(i)	It is intended that the provisions of the 2010 Plan comply with Section 409A of the Code and the Department of Treasury regulations and other interpretative guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the Effective Time (“Section 409A”), and all provisions of the 2010 Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A.

(ii)	No Participant or the creditors of any Participant shall have the right to subject any deferred compensation (within the meaning of Section 409A) payable under the 2010 Plan to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to any Participant or for the benefit of any Participant under the 2010 Plan may not be reduced by, or offset against, any amount owing by any such Participant to the Company or any Related Company.

(iii)

Notwithstanding any other provisions in the 2010 Plan or any Agreement to the contrary, in the event that it is reasonably determined by the Company that, as a result of Section 409A, payments in respect of any Award may not be made at the time contemplated by the terms of the 2010 Plan or the relevant Agreement, as the case may be, without causing the Participant holding such Award to be subject to taxation under Section 409A, the Company will make such payment as soon as practicable following the first day that would not result in the Participant incurring any tax liability under Section 409A. If, at the time of a Participant’s separation from service (within the meaning of Section 409A), (A) such Participant shall be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (B) the Company shall make a good faith determination that an amount payable pursuant to an Award constitutes deferred compensation (within the meaning of Section 409A), the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company shall not pay such amount on the otherwise scheduled payment date, but shall instead pay it on the first business day after such six-month period. Such amount shall be paid without interest, unless otherwise determined by the Board, in its sole discretion. To the extent any amount under the 2010 Plan to which Section 409A applies is payable in two or more installments, each installment payment shall be treated as a separate and distinct payment for purposes of Section 409A.

(iv)	Notwithstanding any provision of the 2010 Plan to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company reserves the right to make amendments to any Award as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, a Participant shall be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such Participant or for such Participant’s account in connection with an Award (including any taxes and penalties under Section 409A), and neither the Company nor any Related Company shall have any obligation to indemnify or otherwise hold such Participant harmless from any or all of such taxes or penalties.

18.	Governing Law

The 2010 Plan and all instruments issued hereunder shall be governed by and interpreted in accordance with the internal laws of the State of Israel without reference to the principles of conflict of laws thereof.

19.	Miscellaneous

(a)	The Board may direct that any certificate evidencing shares delivered pursuant to the 2010 Plan shall bear a legend setting forth such restrictions on transferability as the Board may determine to be necessary or desirable, and may advise the transfer agent to place a stop order against any legended shares.

(b) (i)	The Company shall not have any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Ordinary Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

(ii)	Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Ordinary Shares or in the delivery thereof to the Trustee, any custodian or Participants, or any act or omission of any Company-designated brokerage firm in relation to Ordinary Shares.

(c)	The Board shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 102 or any other applicable tax law provision.

(d)	Nothing in the 2010 Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the 2010 Plan.

(e)	Nothing in the 2010 Plan shall be construed to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or to limit the right or power of the Company or any Related Company to take any action that such entity deems to be necessary or appropriate.

Exhibit B

ORBOTECH LTD.

2005 Directors Plan (as Amended, 2010)

(the “2005 Directors Plan”)

1.	Each director who is in office immediately after any annual general meeting of shareholders of Orbotech Ltd., an Israeli company (the “Company”), including external directors but excluding the Chief Executive Officer of the Company (assuming he or she serves as a director) (an “Eligible Director”), will, in addition to that Eligible Director’s existing annual and per meeting fees, receive annual stock-based remuneration which would be awarded on the date of such annual general meeting.

2.	Each Eligible Director (other than the chairman of the Board of Directors of the Company (the “Chairman” and the “Board”, respectively)) will be awarded at the time of each annual general meeting stock-based remuneration with an aggregate value equal to the lesser of: (A) $35,000; and (B) the value of 3,000 Restricted Shares (as defined below), in each case calculated as of the date of the relevant annual general meeting in the manner described below (so that, for example, in the event the value of 3,000 Restricted Shares calculated as of the date of the relevant annual general meeting in the manner described below is equal to $25,000, the aggregate value of stock-based remuneration to be awarded immediately after such annual general meeting to each Eligible Director will be $25,000, allocated in the manner set forth in Section 4 below). Such stock-based remuneration will consist of: (i) options (“Options”) to purchase Ordinary Shares of the Company of NIS 0.14 nominal (par) value per share (“Ordinary Shares”); (ii) Ordinary Shares subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions specified herein, in the applicable Company Equity Plan (as defined below) under which they were granted or in the award agreement governing the grant (“Restricted Shares”); and/or (iii) awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property, as determined by the Board, in accordance with the terms and conditions specified herein, in the applicable Company Equity Plan under which they were granted or in the award agreement governing the grant (“Restricted Share Units”) (Options, Restricted Shares and Restricted Share Units, collectively, “Awards”, and each, an “Award”).

3.	The Chairman will be granted at the time of each annual general meeting of the Company Awards with an aggregate value equal to the lesser of: (A) $43,750; and (B) the value of 3,750 Restricted Shares, in each case calculated as of the date of the relevant annual general meeting in the manner described below.

4.	Subject to Section 8 below, awards will be granted to each Eligible Director at a ratio of 2.5 Ordinary Shares subject to an Option to each Restricted Share or Restricted Share Unit. Notwithstanding the foregoing, Awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the Orbotech Ltd. 2010 Equity-Based Incentive Plan (the “2010 Plan”) and any other equity remuneration plan of the Company (collectively, the “Company Equity Plans”).

5.	Awards under the 2005 Directors Plan will be granted as part of, and out of Ordinary Shares available for grant under, the Company Equity Plans, and will generally be granted on terms and conditions applicable to grants made under the applicable Company Equity Plan, provided that:

(a)	Awards will vest in full on May 31 of the calendar year following the year in which the Award is made (approximately yearly from the grant dates);

(b)	Options awarded to Eligible Directors pursuant to the 2005 Directors Plan will expire no later than seven years after the date on which they were granted; subject, however, to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, the Eligible Director’s term expires and he or she is not re-elected. In such case, such Options would expire upon the last to occur of: (i) 90 days following such annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan (or other applicable Company Equity Plan) in circumstances of retirement after the age of 60;

(c)	Should an Eligible Director for any other reason (apart from death or disability—in which case the provisions of the applicable Company Equity Plan will apply) not serve until the end of his or her term, any unvested or unexercised Options, unvested Restricted Shares or unvested Restricted Share Units held by such Eligible Director at the time of ceasing to serve shall expire and be cancelled and forfeited immediately; and

(d)	If an Eligible Director ceases to be an Eligible Director but remains a director of the Company, any Options, Restricted Shares or Restricted Share Units awarded to him or her pursuant to the 2005 Directors Plan will, to the extent unvested, expire and be forfeited and cancelled at the time that he or she ceases to be an Eligible Director. Vested Options will continue to be exercisable and will expire as provided above.

6.	In the event that, between annual general meetings of the Company, a new Eligible Director joins the Board, an existing director who was not previously an Eligible Director becomes an Eligible Director or there occurs a change of Chairman, such Eligible Director or new Chairman will not be granted any Awards under the 2005 Directors Plan for such interim period, but will be granted Awards under the 2005 Directors Plan as provided for above at the first following annual general meeting of the Company. If an outgoing Chairman remains an Eligible Director, the additional Awards granted to him or her as Chairman pursuant to the 2005 Directors Plan beyond those to which he or she was otherwise entitled as an Eligible Director will, to the extent then unvested, expire and be forfeited and cancelled at the time that he or she relinquishes the position of Chairman.

7.	The number of Ordinary Shares to be subject to Options and the number of Restricted Shares and Restricted Share Units to be awarded pursuant to the 2005 Directors Plan will be calculated by reference to their fair value (as defined in Accounting Standards Codification 718, ‘Compensation—Stock Compensation’, promulgated by the Financial Accounting Standards Board of the United States) as of the date of the relevant annual general meeting in accordance with the valuation method used by the Company at the time in preparing its financial statements (currently, with respect to Options, the Black-Scholes option-pricing model).

8.	If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to be awarded as Options, but there are sufficient Ordinary Shares available under the Company Equity Plans for award as Restricted Shares or Restricted Share Units, the numbers of Restricted Shares or Restricted Share Units to be awarded to each Eligible Director at such annual general meeting shall be increased so that the aggregate value of Awards made to each Eligible Director at the time of each annual general meeting will remain $35,000 ($43,750, in the case of the Chairman), or such lesser value as determined pursuant to Sections 2 and 3 above. Similarly, if at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to be awarded as Restricted Shares or Restricted Share Units but there are sufficient Ordinary Shares available under the Company Equity Plans for award as Options, the number of Options to be awarded to each Eligible Director at such annual general meeting shall be increased so that the aggregate value of Awards made to each Eligible Director at the time of each annual general meeting will remain $35,000 ($43,750, in the case of the Chairman), or such lesser value as determined pursuant to Sections 2 and 3 above.

9.	If at the time of any annual general meeting there are insufficient Ordinary Shares available under the Company Equity Plans to facilitate the Awards contemplated by the 2005 Directors Plan, the numbers of Awards granted to each Eligible Director at such annual general meeting shall be reduced proportionately and pro rata among them from the contemplated amounts, having regard to the amount of Ordinary Shares then available.

********

In accordance with the Company’s election and the approval of the shareholders at the Company’s 2003 Annual General Meeting, the Eligible Directors will benefit from the capital gains tax treatment with respect to

Awards under the 2005 Directors Plan made from Ordinary Shares available under the 2000 Plan pursuant to Section 102 of the Israeli Tax Ordinance unless and until such time as the Company changes its election. In accordance with the Company’s election and, if approved by shareholders at the 2010 Annual General Meeting, the Eligible Directors will benefit from the capital gains tax treatment with respect to Awards under the 2005 Directors Plan made from Ordinary Shares available under the 2010 Plan pursuant to Section 102 of the Israeli Tax Ordinance unless and until such time as the Company changes its election.

☐                          ¢

ORBOTECH LTD.

THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 1, 2010

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints MR. YOCHAI RICHTER and MR. RAANAN COHEN, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all Ordinary Shares of ORBOTECH LTD. (the “Company”), standing in the name of the undersigned at the close of trading on July 23, 2010, at the 2010 Annual General Meeting of Shareholders of the Company to be held at the Company’s principal offices at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, on Wednesday, September 1, 2010, at 10:00 a.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side:

(Continued and to be signed on the reverse side)

¢	14475 ¢

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ORBOTECH LTD.

September 1, 2010

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, proxy statement and proxy card

are available at www.orbotech.com/investors/SEC Filings

Please sign, date and mail your

proxy card in the envelope provided

as soon as possible.

In order to be counted, a duly executed proxy must be received prior to the Meeting. This will be deemed to have occurred only if such proxy is received either by the Company at its principal executive offices at any time prior to the commencement of the Meeting, or by the Company’s transfer agent in New York, New York, by no later than 11:59 p.m., New York time, on August 31, 2010. Shares represented by proxies received after the times specified above will not be counted as present at the Meeting and will not be voted.

i   Please detach along perforated line and mail in the envelope provided.  i

¢         00003333030303030000    8                                                                                  090110

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The shares represented by this Proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the nominees as directors and “FOR” Items 2, 3, 4, 5 and 6 listed herein. Matters covered by Item 7 will be voted by the persons designated as proxies in their judgment. Each signer hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and the Proxy Statement furnished therewith.		1.	THE ELECTION OF DIRECTORS AND THE RE-DESIGNATION AND ELECTION OF ONE OF THE COMPANY’S DIRECTORS WHO IS CURRENTLY A MEMBER OF CLASS III AS A MEMBER OF CLASS II
			THE NOMINEE AS CLASS III DIRECTOR IS:	FOR	AGAINST	ABSTAIN
			1a YEHUDIT BRONICKI	☐	☐	☐
THE NOMINEE AS CLASS III DIRECTOR IS:
			1b ARIE WEISBERG	☐	☐	☐
THE NOMINEE FOR RE-DESIGNATION AND ELECTION AS A CLASS I DIRECTOR IS:
			1c HAIM BENYAMINI	☐	☐	☐
2.

APPROVAL OF PROPOSAL TO RE-APPOINT KESSELMAN & KESSELMAN AS AUDITORS OF THE COMPANY AND TO AUTHORIZE THE BOARD OF DIRECTORS TO DETERMINE THE REMUNERATION OF SAID AUDITORS PROVIDED SUCH REMUNERATION IS ALSO APPROVED BY THE AUDIT COMMITTEE:

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3.

RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE REMUNERATION COMMITTEE, THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS TO ADOPT THE ORBOTECH LTD. 2010 EQUITY-BASED INCENTIVE PLAN AND TO AUTHORIZE THE BOARD OF DIRECTORS TO AWARD RESTRICTED SHARES AND/OR RESTRICTED SHARE UNITS WITH RESPECT TO UP TO 1,000,000 ORDINARY SHARES OF THE COMPANY THEREUNDER:

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4.

RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE REMUNERATION COMMITTEE, THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS TO AMEND THE 2005 DIRECTORS PLAN WHICH PROVIDES FOR EQUITY-BASED REMUNERATION FOR CERTAIN DIRECTORS OF THE COMPANY:

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		5.	RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE REMUNERATION COMMITTEE, THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS WITH RESPECT TO THE APPROVAL AND ADOPTION OF A ONE-TIME OPTION EXCHANGE PROGRAM:	☐	☐	☐

		6.	RATIFICATION AND APPROVAL OF RESOLUTIONS OF THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS TO INCREASE THE COVERAGE WITH RESPECT TO DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE:	☐	☐	☐

7.

OTHER MATTERS: Discretionary authority is hereby granted with respect to such other matters as may properly come before the Meeting or any adjournment thereof. Any and all proxies heretofore given are hereby revoked.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

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Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Erez Simha
Erez Simha Corporate Vice President and Chief Financial Officer

Date: July 26, 2010